Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant To Rule 13a-16 Or 15d-16 of the
                         Securities Exchange Act of 1934


                           for the month of March 2003


                               FILA HOLDING S.p.A.
                               -------------------
                 (Translation of Registrant's name into English)


                            Viale Cesare Battisti 26
                               13900 Biella, Italy
                    (Address of principal executive offices)




             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F X                 Form 40-F
                                 ---                         ---


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
       furnishing information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)

                        Yes                          No X
                           ---                         ---

FILA Press Release


For more information, please contact:
Investor Relations:
Elena Carrera  +39 015 3506 246



March 7, 2003 (Biella, Italy) -- Fila Holding S.p.A. (NYSE:FLH) agreed today to sell 100% of its direct subsidiaries, Fila Nederland BV, Fila Sport S.p.A., Ciesse Piumini SRL and Fila USA Inc., to Sport Brands International LLC, an affiliate of Cerberus, a U.S.-based private investment fund manager. These subsidiaries constitute the present operating business of the Fila group.

The purchase price will be US$351 million in cash payable at closing plus the assumption by Sport Brands International of all financial debt incurred by the Fila group since January 1, 2003 and of all of the Fila group's trade debt. As of December 31, 2002, consolidated financial debt of the Fila group was
(euro)295 million. Fila Holding expects to close the sale by the end of next June. Closing of the sale is subject to certain conditions including antitrust approvals.

The Board of Directors of Fila Holding has approved the terms of the sale taking into consideration, besides the terms and structure of the Cerberus offer, various other factors including the Fila group's economic results in recent years and the difficulties and uncertainties in achieving stable positive net results in the near future. A copy of HdP's press release on the subject is attached.

Moreover the Board of Directors announced that it plans to reinvest the net proceeds of the sale in new activities in the communication business that are being considered.


Fila Holding has become aware that its principal shareholder, Holding di Partecipazioni Industriali S.p.A. (HdP) will, after the closing of the sale of all of Fila Holding's operating businesses to Sport Brands International but in any event within 6 months from today, offer to purchase all of the Fila American Depositary Shares and all of the Fila ordinary shares not already owned by HdP for a price of US$ 1.12 per Fila ADS or Fila ordinary share.


Fila Holding S.p.A., with headquarters in Biella (Italy), is a leading manufacturer of footwear and apparel for sport and leisurewear. Fila has developed excellent brand recognition by marketing products with a high design and style content that are endorsed by professional athletes from round the world.


THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY, OR THE SOLICITATION OF AN OFFER TO SELL, ANY FILA ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES. UPON COMMENCEMENT OF ITS OFFER TO PURCHASE FILA ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES IN THE U.S., HDP WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AN AMENDMENT TO ITS SCHEDULE TO AND RELATED EXHIBITS, INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND OTHER DOCUMENTS RELATED TO THE OFFER. ALL OF THE TERMS OF THE OFFER WILL BE CONTAINED IN THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED ANCILLARY OFFER DOCUMENTS FILED UNDER COVER OF AN AMENDMENT TO HDP'S SCHEDULE TO. FOLLOWING THE LAUNCH OF THE OFFER, THESE DOCUMENTS WILL BE SENT TO HOLDERS OF FILA ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES IN THE U.S. FREE OF CHARGE. IN ADDITION, FILA WILL, AFTER THE COMMENCEMENT OF THE HdP OFFER, FILE WITH THE U.S SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF SCHEDULE 14D-9 AND DISTRIBUTE TO HOLDERS OF FILA ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES IN THE U.S., A STATEMENT DISCLOSING FILA'S POSITION WITH RESPECT TO HdP'S OFFER. UPON RECEIPT, YOU WILL NEED TO READ THE MATERIALS HdP AND FILA SENT TO YOU CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. COPIES OF AMENDMENTS TO HDP'S SCHEDULE TO, THE RELATED EXHIBITS AND OTHER DOCUMENTS FILED BY HDP AND FILA WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION MAY BE OBTAINED FREE OF CHARGE THROUGH THE U.S. SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV.


The statements contained in this press release that are not historical facts are "forward-looking statements" (as defined by the U.S. Private Securities Reform Act of 1995). Although Fila believes any such statements are based on reasonable assumptions, there is no assurance that actual outcome will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the U.S. Private Securities Reform Act of 1995. Additional information about issues that could lead to material changes in outcome is contained in Fila's recent filings with the U.S. Securities and Exchange Commission. Fila undertakes no obligation to update forward-looking statements.


[FILA LOGO]
Fila Holding S.p.A.
Investor Relations
Viale C. Battisti, 26
13900 Biella - Italy
Tel. +39.015.35061
Fax +39.015.3506297

                                   [HdP Logo]
                  HOLDING DI PARTECIPAZIONI INDUSTRIALI S.P.A.
                             ----------------------

HdP Press Release

For more information, please contact:

Press Office:                               Investor Relations:
Elena Sacchi +39 02 25845411                Silvia Barettini +39 02 25845472
Daniele Menarini +39 02 28545412


March 7, 2003 (Milan, Italy) -- Holding di Partecipazioni Industriali S.p.A.
(HdP) announced today that Fila Holding S.p.A. (Fila), a company 91% owned by HdP, has reached an agreement for the sale of its operating businesses to Sport Brands International LLC, an affiliate of Cerberus, a U.S. based private investment fund manager. A copy of Fila's press release on the subject is attached.

HdP has undertaken to guarantee Fila's obligations under the purchase agreement. Closing of the sale is expected by June 30, 2003.

HdP was advised in this transaction by Mediobanca and Rothschild.

After the closing of the sale and in any event within 6 months from the date hereof HdP will offer to purchase all Fila 8.6 million ordinary shares and American Depositary Shares not currently owned by HdP (almost entirely ADS) at a price of US$1.12 per Fila ordinary share/American Depositary Share. The offer price has been established on the basis of advice received by HdP from Merrill Lynch.
The offer, when launched, will be conducted by HdP with the aim to take Fila private and to turn it later to new activities and investments within the group strategic sectors.


THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY, OR THE SOLICITATION OF AN OFFER TO SELL, ANY FILA ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES. UPON COMMENCEMENT OF THE OFFER TO PURCHASE FILA ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES IN THE U.S., HDP WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AN AMENDMENT TO ITS SCHEDULE TO AND RELATED EXHIBITS, INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND OTHER DOCUMENTS RELATED TO THE OFFER. ALL OF THE TERMS OF THE OFFER WILL BE CONTAINED IN THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED ANCILLARY OFFER DOCUMENTS FILED UNDER COVER OF AN AMENDMENT TO HDP'S SCHEDULE TO. FOLLOWING THE LAUNCH OF THE OFFER, THESE DOCUMENTS WILL BE SENT TO HOLDERS OF FILA ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES IN THE U.S. FREE OF CHARGE. UPON RECEIPT, YOU WILL NEED TO READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. COPIES OF AMENDMENTS TO HDP'S SCHEDULE TO, THE RELATED EXHIBITS AND OTHER DOCUMENTS FILED BY HDP AND FILA WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION MAY BE OBTAINED FREE OF CHARGE THROUGH THE U.S. SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV.


               HDP o HOLDING DI PARTECIPAZIONI INDUSTRIALI S.P.A.
              VIA ANGELO RIZZOLI, 2 20132 MILANO TELEFONO 02.2584.1
  CAPITALE SOCIALE (EURO) 760.559.800 REGISTRO IMPRESE E CODICE FISCALE/PARTITA
                         IVA 12086540155 R.E.A. 1524326

                                                                  EXECUTION COPY



================================================================================



                            STOCK PURCHASE AGREEMENT

                                      AMONG

                         SPORT BRANDS INTERNATIONAL LLC,

                  HOLDING DI PARTECIPAZIONI INDUSTRIALI S.P.A.

                                       AND

                               FILA HOLDING S.P.A.


                       RELATING TO THE PURCHASE OF CAPITAL
                                    STOCK OF

                               FILA NEDERLAND BV,

                               FILA SPORT S.P.A.,

                               CIESSE PIUMINI SRL,

                                       AND

                                FILA U.S.A. INC.

                                  March 7, 2003


================================================================================

                                TABLE OF CONTENTS
                                -----------------

                                                                                              Page
                                                                                              ----



ARTICLE I    DEFINITIONS........................................................................1

ARTICLE II    TERMS OF PURCHASE AND SALE.......................................................11
       Section 2.01    Purchase and Sale.......................................................11
       Section 2.02    Purchase Price..........................................................11
       Section 2.03    Closing Date............................................................12
       Section 2.04    Transfer of Purchased Securities........................................12
       Section 2.05    Allocation of Purchase Price............................................12

ARTICLE III    REPRESENTATIONS AND WARRANTIES..................................................13
       Section 3.01    Organization; Subsidiaries..............................................13
       Section 3.02    Capitalization..........................................................14
       Section 3.03    Ownership of Securities.................................................14
       Section 3.04    Power and Authority; Effect of Agreement; No Violation..................14
       Section 3.05    Reports; Financial Statements...........................................16
       Section 3.06    Absence of Certain Changes..............................................17
       Section 3.07    Title to Properties and Assets (other than Intellectual
                       Property)...............................................................20
       Section 3.08    Tax Matters.............................................................22
       Section 3.09    Compliance with Law; Governmental Permits...............................23
       Section 3.10    Leased Assets...........................................................24
       Section 3.11    Intellectual Property...................................................24
       Section 3.12    Accounts Receivable; Accounts Payable...................................27
       Section 3.13    Inventory...............................................................27
       Section 3.14    Employees and Employment Agreements.....................................27
       Section 3.15    Labor Matters and Employment Standards..................................28
       Section 3.16    Employee Benefit and Pension Plans......................................28
       Section 3.17    Contracts...............................................................30
       Section 3.18    No Violation, Litigation or Regulatory Action...........................32
       Section 3.19    Insurance...............................................................32
       Section 3.20    Environmental Matters...................................................32
       Section 3.21    Distributors, Customers, Licensees and Suppliers........................33
       Section 3.22    Indebtedness............................................................33
       Section 3.23    Liabilities.............................................................33
       Section 3.24    Foreign Corrupt Practices Act...........................................34
       Section 3.25    Potential Conflicts of Interest.........................................34
       Section 3.26    Books and Records.......................................................34
       Section 3.27    Solvency................................................................35
       Section 3.28    No Finder...............................................................35
       Section 3.29    U.S. Real Property Holding Corporation..................................35
       Section 3.30    No Misrepresentations...................................................35
       Section 3.31    Seller Assets...........................................................35
       Section 3.32    U.S. Seller Subsidiaries................................................35

ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF PURCHASER......................................36
       Section 4.01    Organization and Authority..............................................36
       Section 4.02    Power and Authority; Effect of Agreement; No Violation..................36
       Section 4.03    No Finder...............................................................37
       Section 4.04    Investment Intent.......................................................37
       Section 4.05    Examination.............................................................37

ARTICLE V    ACTIONS PRIOR TO THE CLOSING......................................................37
       Section 5.01    Investigation...........................................................37
       Section 5.02    Preserve Accuracy of Representations and Warranties.....................38
       Section 5.03    Further Action..........................................................38
       Section 5.04    Operations Prior to the Closing Date....................................39
       Section 5.05    No Public Announcement..................................................42
       Section 5.06    Interim Financial Statements............................................42
       Section 5.07    Regulatory Filings......................................................43
       Section 5.08    Non-Competition; No Solicitation........................................43
       Section 5.09    No Solicitation of Other Offers.........................................44
       Section 5.10    Change and Use of Name..................................................44
       Section 5.11    Pre-Closing Transfer....................................................45
       Section 5.12    Affiliate Accounts and Transactions.....................................45
       Section 5.13    Insurance...............................................................45
       Section 5.14    Italian Tax Amnesty.....................................................45
       Section 5.15    U.S. Seller Subsidiaries................................................45
       Section 5.16    Certain Tax Matters.....................................................46
       Section 5.17    Fila Sport Iberica......................................................46
       Section 5.18    Ferrari.................................................................46

ARTICLE VI    CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER.................................46
       Section 6.01    No Misrepresentations or Breach of Covenants and
                       Warranties..............................................................46
       Section 6.02    No Material Adverse Effect..............................................47
       Section 6.03    Legislation.............................................................47
       Section 6.04    No Restraint............................................................47
       Section 6.05    Requisite Consents and Regulatory Approvals; Permits....................48
       Section 6.06    Repayment of Indebtedness; Discharge of Encumbrances....................48
       Section 6.07    Securities..............................................................48
       Section 6.08    Opinion.................................................................48
       Section 6.09    Release.................................................................48
       Section 6.10    Corporate Action........................................................48
       Section 6.11    Resignations............................................................49
       Section 6.12    Proceedings and Documents Satisfactory..................................49

ARTICLE VII    CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND SELLER........................49
       Section 7.01    No Misrepresentations or Breach of Covenants and
                       Warranties..............................................................49
       Section 7.02    No Restraint............................................................49
       Section 7.03    Requisite Consents and Regulatory Approvals.............................49
       Section 7.04    Corporate Action........................................................49

ARTICLE VIII    TERMINATION....................................................................50
       Section 8.01    Termination by Mutual Consent...........................................50
       Section 8.02    Termination by Seller, Parent or Purchaser..............................50
       Section 8.03    Termination by Purchaser................................................50
       Section 8.04    Termination by Parent and Seller........................................50
       Section 8.05    Fees and Expenses.......................................................51
       Section 8.06    Effect of Termination...................................................51

ARTICLE IX    INDEMNIFICATION..................................................................51
       Section 9.01    Indemnification by Seller and Parent....................................51
       Section 9.02    Indemnification by Purchaser............................................52
       Section 9.03    Claims Procedure........................................................52
       Section 9.04    Third Party Claims......................................................53
       Section 9.05    Limitations on Indemnification..........................................54
       Section 9.06    Exclusivity of Indemnification..........................................55

ARTICLE X    TAX MATTERS.......................................................................56
       Section 10.01   Tax Returns, Contests and Refunds.......................................56
       Section 10.02   Section 338 Election....................................................56
       Section 10.03   Tax Refunds.............................................................57
       Section 10.04   Changes to Tax Elections, Annual Tax Accounting
                       Periods, etc............................................................57

ARTICLE XI    GENERAL PROVISIONS...............................................................57
       Section 11.01   Expenses................................................................57
       Section 11.02   Survival................................................................57
       Section 11.03   Governing Law...........................................................57
       Section 11.04   Consent to Jurisdiction.................................................58
       Section 11.05   Notices.................................................................58
       Section 11.06   Successors and Assigns; Benefit.........................................60
       Section 11.07   Entire Agreement; Amendments; Waiver....................................60
       Section 11.08   Interpretation..........................................................60
       Section 11.09   Severability............................................................60
       Section 11.10   Execution in Counterparts...............................................61
       Section 11.11   Time....................................................................61
       Section 11.12   Sales and Transfer Taxes................................................61
       Section 11.13   Remedies; Specific Performance..........................................61


LIST OF SCHEDULES

1.1(a)       Permitted Encumbrances
1.1(b)       Knowledge Officers
3.01(b)      Seller Subsidiaries; Organizational Documents of Seller
             Subsidiaries
3.02(a)      Capitalization of the Seller Subsidiaries
3.02(b)      Rights of any Person to Acquire Shares of the Seller Subsidiaries
3.02(c)      Investments in Other Persons; Commitments to Other Persons
3.03         Minority Ownership of Securities of the Seller Subsidiaries
3.04(b)      No Violation
3.04(c)(ii)  Governmental Applications and Notices
3.04(c)(iii) Third Party Consents
3.04(c)(v)   Notices to, or Consultations with, Works Counsels
3.05(b)      December 31, 2001 and 2002 Financial Statements
3.05(c)(i)   List of Financial Statements of Each Significant Seller Subsidiary
3.05(c)(ii)  Copies of Financial Statements of Each Significant Seller
             Subsidiary
3.06         Certain Changes Since Balance Sheet Data
3.07(a)(ii)  Notice of Violation of Legal Requirement Relating to Use of Assets
3.07(b)      Owned Real Property
3.08         Tax Matters
3.08(k)      Income Tax Audits
3.09         Exceptions to Compliance with Law; Absence of Governmental Permits
3.10         Leased Assets
3.11(a)(i)   Material Trademarks and Material Intellectual Property
3.11(a)(ii)  Intellectual Property Contracts
3.11(b)      Required Payments
3.11(c)      Rights to Intellectual Property
3.11(e)      Cancellation of Intellectual Property
3.11(f)      Infringements by the Seller or any Seller Subsidiary of
             Intellectual Property Rights of any Person
3.11(g)      Suits, Threatened Claims, Material Compliance with Intellectual
             Property Contracts
3.11(h)      Suits and Threatened Claims Concerning Material Intellectual
             Property
3.11(i)      Suits and Threatened Claims Concerning Licensed-In Intellectual
             Property
3.11(j)      Violation or Infringement of any Material Intellectual Property
3.11(m)      Intellectual Property Owned by Seller or any Subsidiary Not
             Contained in Schedule 3.11(a)
3.14(a)      Employment and Severance Agreements
3.14(e)      Executive Officers of each Seller Subsidiary
3.15(a)      Seller Subsidiaries that are Party to any Collective Bargaining
             Agreement
3.15(c)      Unfair Labor Practices
3.16(a)      Employee Benefit and Pension Plans
3.16(f)      Payments and Benefits to Employees Resulting from Transaction
3.16(g)(i)   Benefits Beyond Retirement or Termination of Employment
3.16(g)(ii)  Welfare Plans
3.16(h)      Foreign Pension Plans
3.17         Material Contracts
3.18         Litigation
3.19         Insurance
3.20(a)      Exceptions to Compliance with Environmental Laws
3.21         Distributors, Customers, Licenees and Suppliers
3.22         Indebtedness
3.23         Liabilities
3.25         Potential Conflicts of Interest
3.31         Seller Assets
4.02         Purchaser Regulatory Approvals
5.04(c)(iii) Other Seller Subsidiary Payments to Parent or Seller
5.05         Exceptions to No Public Announcement
5.11         Pre-Closing Transfer
6.06         Repayment of Indebtedness
9.05         Loss Reserves



LIST OF EXHIBITS

Exhibit A                   Permitted Real Estate Encumbrances
Exhibit B                   Computation of EBITDA
Exhibit C                   2003 Cumulative Monthly EBITDA Target Amounts
Exhibit D                   Opinion Letter of Seller's and Parent's Counsel
Exhibit E                   Release

                            STOCK PURCHASE AGREEMENT

                  This Stock Purchase Agreement (this "Agreement"), dated as of March 7, 2003, is made by and among Sport Brands International LLC, a Delaware limited liability company ("Purchaser"), Holding di Partecipazioni Industriali S.p.A., an Italian stock company ("Parent"), and Fila Holding S.p.A., an Italian stock company ("Seller").

                              W I T N E S S E T H:
                              -------------------

                  WHEREAS, Seller is the beneficial and record owner of 100% of the issued and outstanding shares of the capital stock or quotas, as applicable, of each of Fila Nederland BV, a Netherlands stock company ("FNBV"), Fila Sport S.p.A., an Italian stock company ("FSS"), Ciesse Piumini Srl, an Italian limited liability company ("CPS" and, together with FNBV and FSS, the "Companies"), and of 5% of the issued and outstanding shares of capital stock of Fila U.S.A. Inc., a Delaware corporation ("FUI");

                  WHEREAS, FNBV owns beneficially and of record 95% of the issued and outstanding shares of capital stock of FUI.

                  WHEREAS, the Companies and FUI are engaged in the business of designing and marketing athletic and casual footwear and apparel; and

                  WHEREAS, Seller wishes to sell and Purchaser wishes to acquire the business of the Companies and their direct and indirect subsidiaries through the acquisition by Purchaser of 100% of the issued and outstanding shares of the Companies and the five percent of the shares of FUI owned by Seller.

                  NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the parties hereto hereby approve and adopt this Agreement and mutually covenant and agree with each other as follows:

                                   ARTICLE I

                                   DEFINITIONS

                  "ADSs" shall mean American depository shares.

                  "Affiliate" shall mean with respect to any Person, a director or "executive officer" (as defined in Section 3.14(e)) of such Person or any other Person which directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

                  "Affiliated Group" shall have the meaning set forth in Section 3.08(a).

                  "Agreement" shall have the meaning set forth in the preamble.

                  "Balance Sheet Date" shall mean December 31, 2002.

                  "Benefit Arrangements" shall have the meaning set forth in
Section 3.16(a).

                  "Brandon Woods Synthetic Lease" shall mean the Master Lease between Fila Sports, Inc., as lessee and Wilmington Trust Company, as lessor, dated January 17, 1997, for the warehouse located at Brandon Woods, Maryland, together with (i) the Participation Agreement, by and between Fila Sports, Inc., as lessee, FUI, as guarantor, Seller, as guarantor, Wilmington Trust Company, as lessor, the Certificate Purchasers named therein, and First Security Bank, National Bank, as agent, dated January 17, 1997, and (ii) the other documents and instruments referred to therein and forms of which are appended as exhibits thereto.

                  "Broker" shall have the meaning set forth in Section 3.28.

                  "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banks in New York, New York, or Milan, Italy, are authorized or obligated by Law to close.

                  "Business Intellectual Property" shall mean the Material Intellectual Property, the Licensed-In Intellectual Property and the Licensed-Out Intellectual Property.

                  "Cap" shall have the meaning set forth in Section 9.05(a).

                  "Citibank Litigation" shall mean, collectively, (i) the suit brought by Citibank against Seller, (ii) the suit brought by Banamex against Fila Mexico S.A. de C.V., and (iii) the suits brought by Citibank against Fila Argentina S.A.

                  "Civil Code" shall mean the Italian Civil Code.

                  "Closing" shall have the meaning set forth in Section 2.03.

                  "Closing Date" shall have the meaning set forth in Section
2.03.

                  "Code" shall mean the Internal Revenue Code of 1986, as amended.

                  "Companies" shall have the meaning set forth in the recitals.

                  "Confidentiality Agreement" shall mean that certain Confidentiality Agreement, dated October 30, 2002, between Cerberus Capital Management, L.P. and Parent, as amended by that certain letter agreement, dated December 20, 2002, among Purchaser, Parent, Seller and FUI.

                  "Contingent Obligation" shall mean, with respect to any Person, any obligation or arrangement of such Person to guarantee or intended to guarantee any Indebtedness, capitalized leases, dividends or other payment obligations ("primary obligations") of any other Person (the "primary obligor") in any manner, whether directly or indirectly, including, without limitation,
(a) the direct or indirect guarantee, endorsement (other than for collection or deposit in the ordinary course of business consistent with past practice), co-making, discounting with recourse or sale with recourse by such Person of the obligation of a primary obligor, (b) the obligation to make take-or-pay or similar payments, if required, regardless of nonperformance by any other party or parties to an agreement or (c) any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, assets, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder), as determined by such Person in good faith.

                  "CPS" shall have the meaning set forth in the preamble.

                  "D&O Insurance Policy" shall mean a policy providing directors' and officers' insurance and employment practices liability coverage.

                  "December 31, 2001 Financial Statements" shall have the meaning set forth in Section 3.05(b).

                  "December 31, 2002 Financial Statements" shall have the meaning set forth in Section 3.05(b).

                  "Deductible" shall have the meaning set forth in Section 9.05(c).

                  "Documents" shall mean, collectively, each agreement, instrument, document and certificate necessary for the consummation of the transactions contemplated by this Agreement.

                  "EBITDA" shall mean earnings before interest, taxes, depreciation and amortization, determined in accordance with GAAP.

                  "Encumbrance" shall mean any liens, (including, without limitation, liens imposed by Law, such as, but not limited to, mechanics liens), claims, charges, security interests, mortgages, pledges, easements, encumbrances, conditions, covenants and restrictions of record, zoning and similar restrictions, conditional sales or other title retention agreements, actions, equity or adverse claims.

                  "Environmental Claims" refers to any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication from any Governmental Authority, or any third party involving violations of applicable Environmental Laws or Releases of Hazardous Substances from (i) any assets, properties or businesses of the Seller Subsidiaries or any predecessor in interest for which Seller Subsidiaries are liable; (ii) from adjoining properties or businesses; or (iii) from or onto any facilities which received Hazardous Substances generated by the Seller Subsidiaries or any predecessor in interest for which Seller Subsidiaries are liable.

                  "Environmental Laws" include, to the extent applicable, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., as amended; the Clean Air Act, 42 U.S.C. 7401 et seq., as amended; the Clean Water Act, 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act, 29 U.S.C. 655 et seq.; all applicable Italian pollution and environmental laws and regulations in general relating to emissions, discharges and releases in the environment of pollutants, contaminants, chemical or industrial toxic or hazardous substances or wastes or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes; and any other Laws, in effect as at or prior to the Closing Date, imposing liability or establishing standards of conduct for protection of the environment.

                  "Enyce Purchase" shall have the meaning set forth in Section 2.01.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                  "ERISA Affiliate" shall have the meaning set forth in Section 3.16(a).

                  "ERISA Plans" shall have the meaning set forth in Section 3.16(a).

                  "Exchange Act" shall mean the U.S. Securities Exchange Act of 1934, as amended.

                  "FCPA" shall have the meaning set forth in Section 3.24.

                  "Final Allocation" shall have the meaning set forth in Section 2.05.

                  "Financial Statements" shall mean the December 31, 2001 Financial Statements and the December 31, 2002 Financial Statements, collectively.

                  "FNBV" shall have the meaning set forth in the recitals.

                  "Foreign Competition Laws" shall mean foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or creating or strengthening a dominant position.

                  "Foreign Pension Plan" shall mean any Foreign Plan which provides retirement income for any employee or former employee of a Seller Subsidiary employed outside of the United States, results in a deferral of income for such employees in contemplation of retirement or provides payments to be made to such employees upon termination of employment or retirement.

                  "Foreign Plan" shall mean any benefit arrangement of the type described in Section 3.16(a) maintained or contributed to primarily for the benefit of any employee or former employee of a Seller Subsidiary employed outside of the United States, and which plan is not subject to ERISA or the Code.

                  "FSS" shall have the meaning set forth in the recitals.

                  "FUI" shall have the meaning set forth in the recitals.

                  "GAAP" shall mean Italian generally accepted accounting principles, as prescribed by Italian law, applied on a consistent basis.

                  "Governmental Authority" shall mean any (a) United States or foreign court, (b) United States or foreign federal, state, county, local, supranational or other government, or (c) United States or foreign public, federal, state, county, local or other governmental regulatory or administrative agency, authority, department, board, office, bureau, commission, body or other instrumentality.

                  "Hazardous Substances" shall include, without regard to amount or concentration (a) any element, compound, or chemical that is defined, listed or otherwise classified as a toxic pollutant, toxic or hazardous substance, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, or special waste under applicable Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (d) any substance containing polychlorinated biphenyls, asbestos, lead, urea formaldehyde or radon gas.

                  "Historical Insurance Policies" shall mean insurance policies owned or held by Parent, dated as of January 1, 1997 or later, in which Seller or any Seller Subsidiary is a named insured.

                  "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

                  "Incremental Tax Liability" shall have the meaning set forth in Section 5.16.

                  "Indebtedness" shall mean financial indebtedness of any Person at any date of determination, including, without duplication, (a) all indebtedness of such Person for borrowed money (including net inter-company and related-party indebtedness between Seller and/or Parent, on the one hand, and the Seller Subsidiaries on the other hand), (b) all obligations of such Person for the deferred and unpaid purchase price of property or services (other than future obligations for endorsement, sponsorship or consulting arrangements with any amateur, professional or semi-professional, athletes or athletic teams or organizations, trade payables and accrued current liabilities incurred in the ordinary course of such Person's business consistent with past practice), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under capitalized leases and synthetic leases and all obligations for other Off-Balance Sheet Arrangements, (f) all obligations of such Person under acceptance, letter of credit or similar facilities, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any equity interests in such Person or any other Person or any warrants, rights or options to acquire such equity interests (in each case, pursuant to the terms of such equity interests) if the failure to pay such monetary obligations allows the holders of such equity interests to exercise remedies or additional rights against such Person, valued, in the case of any redeemable preferred equity interests, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) all obligations of such Person in respect of interest rate hedge agreements (as such obligations are valued therein), (i) all Contingent Obligations of such Person,
(j) all bank overdrafts and (k) all indebtedness and other payment obligations referred to in clauses (a) through (j) above of another Persons secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness or other payment obligations.

                  "Indemnified Party" shall have the meaning set forth in
Section 9.03.

                  "Indemnifying Party" shall have the meaning set forth in
Section 9.03.

                  "Independent Accounting Firm" shall have the meaning set forth in Section 2.05.

                  "Intellectual Property" shall mean (i) all U.S. and non-U.S. Registered trademarks; (ii) Internet domain names and (iii) Registered patents.

                  "Intellectual Property Contracts" shall mean all written contracts concerning the Licensed - In Intellectual Property; and all written contracts concerning the Licensed - Out Intellectual Property that are directly related to Material Intellectual Property.

                  "Knowledge" shall mean the Seller's Knowledge or the Purchaser's Knowledge, as applicable.

                  "Korean Seller Subsidiary" shall mean any Seller Subsidiary organized under the Laws of the Republic of Korea.

                  "Law" shall mean any law, statute, ordinance, rule, regulation, code, writ, injunction, judgment, ruling, order, award, resolution, edict, requirement, decree, rule of common or civil law or treaty of any Governmental Authority.

                  "Leased Real Property" shall have the meaning set forth in
Section 3.07(c).

                  "Liabilities" shall mean any direct or indirect indebtedness (including capitalized leases), liability, claim, loss, damage, obligation, known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, subordinated or unsubordinated, matured or unmatured, accrued, absolute, contingent or otherwise, whether asserted or unasserted including, without limitation, liabilities on account of Taxes, other governmental, regulatory or administrative charges or lawsuits brought, whether or not of a kind required by GAAP to be set forth on a financial statement.

                  "Licensed-In Intellectual Property" shall mean the trademark rights that any Seller Subsidiary is licensed in writing by other Persons to use, as in effect and material to the business of the Seller Subsidiaries at the date of the Agreement.

                  "Licensed-Out Intellectual Property" shall mean the trademark rights that any Seller Subsidiary licenses or otherwise permits in writing other Persons to use, as in effect the date of the Agreement, that are directly related to Material Intellectual Property.

                  "LLC Interests" shall have the meaning set forth in Section 2.01(a).

                  "Loss" or "Losses" shall mean the damages, losses, liabilities, deficiencies, penalties and fines sustained by an indemnified party with respect to a claim, or which it is required to pay or incur to a third party claimant by reason of a settlement or judgment in respect of a claim, suit, action, proceeding or investigation, and includes reasonable attorneys' fees, witness fees and other reasonable out-of-pocket costs incurred or required to be paid by the indemnified party in the ordinary course of reasonably investigating, defending or resolving the claim.

                  "Material Adverse Effect" shall mean any event or condition that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities, properties, prospects or condition (financial or otherwise) of the Seller Subsidiaries taken as a whole (the "Seller Subsidiaries' Business"); provided, however, that "Material Adverse Effect" shall not include (i) events or conditions that generally affect the sports apparel industry unless such events of conditions disproportionately affect the Seller Subsidiaries' Business; (ii) general economic conditions (such as, for example the outbreak of war with Iraq) unless such general economic conditions disproportionately affect the Seller Subsidiaries' Business as compared to the general world-wide economy (such as, for example, the outbreak of war in Korea); or (iii) acts or omissions of Seller or the Seller Subsidiaries carried out (or omitted to be carried out) with the written consent of Purchaser or at the written request or direction of Purchaser.

                  "Material Contract" shall have the meaning set forth in
Section 3.17(a).

                  "Material Intellectual Property" shall have the meaning set forth in Section 3.11(a)(i).

                  "Material Trademarks" shall have the meaning set forth in
Section 3.11(a)(i).

                  "Off-Balance Sheet Arrangements" shall have the meaning set forth in PPCC No. 22, "conti d'ordine".

                  "Parent" shall have the meaning set forth in the preamble.

                  "Pension Plans" shall mean, collectively, "employee pension plans" within the meaning of Section 3(2) of ERISA.

                  "Permits" shall mean, with respect to a Person, all licenses, franchises, permits, zoning permits, privileges, immunities, orders, approvals, registrations, easements, rights and other authorizations (including all applications therefor) of any Governmental Authority which are material or necessary to entitle such Person to own, lease, operate and use its assets and properties and to carry on and conduct its business as usually conducted.

                  "Permitted Encumbrance" shall mean (a) Encumbrances set forth on Section 1.1(a) of the Seller Disclosure Schedule; (b) any lien for Taxes, assessments or other governmental charges not yet due and payable, or being contested in good faith by appropriate proceedings described on Section 1.1(a) of the Seller Disclosure Schedule for which adequate reserves have been established in accordance with local statutory accounting principles applicable to the relevant Seller Subsidiary; (c) landlord's, mechanic's, materialman's, supplier's, vendor's or similar statutory liens arising in the ordinary course of business consistent with past practice securing amounts which are not delinquent, or which are being contested in good faith by appropriate proceedings described on Section 1.1(a) of the Seller Disclosure Schedule; (d) Encumbrances which individually or in the aggregate do not exceed (euro)150,000 and do not materially detract from the value of or materially impair the existing use of the assets affected by such Encumbrances, and (e) the Permitted Real Estate Encumbrances.

                  "Permitted Real Estate Encumbrances" shall mean the items set forth on Exhibit A hereto.

                  "Person" shall mean any individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization, Governmental Authority or other entity.

                  "Purchase Price" shall have the meaning set forth in Section 2.02(a).

                  "Purchased Quotas" shall have the meaning set forth in Section 2.01(a).

                  "Purchased Securities" shall have the meaning set forth in
Section 2.01(a).

                  "Purchased Shares" shall have the meaning set forth in Section 2.01(a).

                  "Purchaser" shall have the meaning set forth in Section
2.01(b).

                  "Purchaser Disclosure Schedule" shall mean a Schedule referencing the appropriate section or clause of this Agreement and delivered to Seller on or prior to the date hereof.

                  "Purchaser Indemnified Party" shall have the meaning set forth in Section 9.01(a).

                  "Purchaser's Knowledge" shall mean the actual knowledge of Lenard Tessler and Seth Plattus, after reasonable inquiry.

                  "Realty Leases" shall have the meaning set forth in Section 3.07(c).

                  "Registered" shall mean issued, registered or renewed with any Governmental Authority.

                  "Release" shall mean any spilling, leaking, pumping, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, or disposing of Hazardous Substances (including the abandonment or discarding of barrels, containers or other closed receptacles containing Hazardous Materials) into the environment.

                  "Representative(s)" shall mean, with respect to any Person, such Person's Affiliates, officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents.

                  "Requisite Purchaser Regulatory Approvals" shall have the meaning set forth in Section 4.02(c).

                  "Requisite Seller Regulatory Approvals" shall have the meaning set forth in Section 3.04(c).

                  "Restricted Area" shall have the meaning set forth in Section 5.08(b)(ii). "Restricted Business" shall have the meaning set forth in Section 5.08(b)(i).

                  "SEC" shall mean the U.S. Securities and Exchange Commission.

                  "Securities Act" shall mean the U.S. Securities Act of 1933, as amended.

                  "Seller" shall have the meaning set forth in the preamble.

                  "Seller Disclosure Schedule" shall mean a Schedule referencing the appropriate section or clause of this Agreement and delivered by Seller and Parent to Purchaser on or prior to the date hereof.

                  "Seller Indemnified Party" shall have the meaning set forth in
Section 9.02.

                  "Seller's Knowledge" and "Knowledge of Seller" shall mean the actual knowledge of the persons listed on Section 1.1(b) of the Seller Disclosure Schedule (the "Knowledge Officers") after reasonable inquiry. For the avoidance of doubt, Seller and Parent shall not be deemed to have Knowledge of any information, facts and circumstances not conveyed by, and shall not be deemed to have knowledge of correct information, facts and circumstances where incorrect or incomplete information, facts and circumstances have been conveyed by, management for the Seller Subsidiaries to the Knowledge Officers so long as the Knowledge Officers do not otherwise have knowledge of such information, facts and circumstances; provided, however, that the foregoing shall not reduce or increase the obligations of the Knowledge Officers to make reasonable inquiry.

                  "Seller SEC Reports" shall mean all forms, statements, schedules, reports and documents (including, in each case, all exhibits, schedules, amendments and supplements thereto) required to be filed with the SEC by Seller under the Securities Act, the Exchange Act and the respective rules and regulations under such acts (as such documents have been amended or supplemented).

                  "Seller Subsidiaries" shall mean, collectively, the Companies and each direct and indirect Subsidiary of the Companies.

                  "Seller Subsidiary Properties" shall have the meaning set forth in Section 3.07(b).

                  "Severable Tax Claim" shall have the meaning set forth in
Section 10.01.

                  "Significant Seller Subsidiaries" shall mean Seller Subsidiaries which are "Significant Subsidiaries" as defined in Regulation S-X of the Securities Act.

                  "Subsidiary" shall mean, when used with reference to any Person, any corporation, partnership, limited liability company, joint venture, stock company or other entity of which such Person (either acting alone or together with its other Subsidiaries), directly or indirectly, owns or has the power to vote or to exercise a controlling influence (i) with respect to 50% of more of the capital stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, limited liability company, joint venture, stock company or other entity and/or (ii) pursuant to
Article 2359 (first paragraph) (other than subsection (3) thereof) of the Civil Code.

                  "Suit" shall have the meaning set forth in Section 3.11(f).

                  "Tax Amnesty" shall have the meaning set forth in Section
5.14.

                  "Tax Asset" shall have the meaning set forth in Section 10.04(b).

                  "Tax Returns" shall have the meaning set forth in Section 3.08(a).

                  "Taxes" shall mean any Federal, state, local or foreign net income, gross income, net receipts, gross receipts, profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or other tax, custom, duty, fee or other governmental charge of any kind, together with any interest, fine, penalty, addition to tax or additional amount imposed with respect thereto.

                  "Third Party Claim" shall have the meaning set forth in
Section 9.04(b).

                  "U.K. Flagship Store Lease" shall mean that certain lease between Fila U.K. Ltd. and Shroder Exempt Property Unit Trust Ltd., dated September 29, 1996, for the store/warehouse located at 42-56 Earlham Street, Covent, London, U.K.

                  "U.S." shall mean the United States of America.

                  "U.S. GAAP" shall mean United States generally accepted accounting principles, applied on a consistent basis.

                  "U.S. Seller Subsidiary" shall mean any Seller Subsidiary organized in the U.S.

                  "WARN Act" shall mean the Worker Adjustment and Retraining Notification Act (29 U.S.C. Sections 2101, et. seq.).

                  "Welfare Plans" shall mean, collectively, each "employee welfare benefit plan" as such term is defined within the meaning of Section 3(1) of ERISA.

                  All references to dollar amounts in this Agreement shall mean U.S. dollars unless otherwise indicated.

                                   ARTICLE II

                           TERMS OF PURCHASE AND SALE

         Section 2.01  Purchase and Sale.

                  (a) Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date Seller will sell, convey, transfer, assign and deliver to Purchaser, free and clear of all Encumbrances, and Purchaser will purchase and acquire from Seller, (i) all of the issued and outstanding shares of the capital stock of each of FNBV and FSS and all of the issued and outstanding shares of capital stock (other than those held directly by FNBV) of FUI (such shares of FNBV, FSS and FUI, the "Purchased Shares") and (ii) a quota equal to 100% of the capital of CPS (the "Purchased Quotas" and, together with the Purchased Shares, the "Purchased Securities"); provided, that Purchaser, in its sole discretion, may elect to purchase and acquire from FUI for cash, immediately prior to the acquisition of the Purchased Shares, all of the membership interests in Enyce LLC, a Delaware limited liability company (the "LLC Interests" and the purchase of such LLC Interests, if elected, the "Enyce Purchase").

                  (b) Purchaser may, at any time prior to the Closing at its sole discretion but upon timely prior notice, assign its rights to purchase any or all of the Purchased Securities, the LLC Interests or any other rights under this Agreement to one or more of its wholly-owned subsidiaries or other Affiliates; provided, however, that such Person assumes and agrees to perform, discharge and satisfy all of Purchaser's liabilities, duties and obligations hereunder; and provided, further, that Purchaser shall not be released and shall remain primarily liable for and obligated to perform, discharge and satisfy all of the liabilities, duties and obligations of the purchasing entities hereunder. For purposes of this Agreement, Purchaser and its wholly-owned subsidiaries or Affiliates, if applicable, shall collectively be referred to herein as "Purchaser."

         Section 2.02 Purchase Price. (a) The aggregate purchase price for the Purchased Securities shall be $351 million (the "Purchase Price"), and it is expressly acknowledged for the avoidance of doubt that such Purchase Price, subject to Section 2.02(b) below, will not be reduced if Purchaser elects to undertake the Enyce Purchase. At the Closing Purchaser shall deliver by wire transfer of immediately available funds an amount equal to the Purchase Price to the account of Seller (designated in writing at least three Business Days prior to the Closing Date).

                  (b) If Purchaser elects to undertake the Enyce Purchase, Purchaser shall pay to Seller, as additional purchase price, the Incremental Tax Liability, if any.

          Section 2.03 Closing Date. Unless another date, location or time is mutually agreed by Purchaser, Parent and Seller, and subject to a party's right to earlier terminate this Agreement as set forth in Article VIII hereof, the closing of the transactions contemplated hereby ("Closing") shall take place simultaneously (a) at the offices of Schulte Roth & Zabel LLP in New York, New York, at 10:00 a.m. local time, (b) with respect to the shares of FSS and the quotas of CPS, at the offices of an Italian notary public to be mutually agreed to, at 4:00 p.m. local time and (c) with respect to the shares of FNBV, in the presence of a civil law notary practicing in the Netherlands to be mutually agreed to, at 4:00 p.m. local time, in each case on the fifth Business Day after satisfaction or waiver of the conditions to the obligations of the parties set forth in Article VI and Article VII. The time and date on which the Closing actually occurs is referred to herein as the "Closing Date".

          Section 2.04 Transfer of Purchased Securities. On the Closing Date, subject to payment and delivery of the Purchase Price by Purchaser as provided elsewhere herein, Seller shall sell, transfer, assign and deliver all right, title and interest in and to (a) the Purchased Shares, free and clear of all Encumbrances, to Purchaser according to the applicable legal requirements and by delivering to Purchaser, where applicable, certificates representing the Purchased Shares together with duly executed stock powers endorsed in blank and/or such other documents (including, without limitation, notorial deeds of transfer) as may be appropriate to effectuate such transfer, (b) the Purchased Quotas, free and clear of all Encumbrances, to Purchaser by delivery to Purchaser of a duly executed deed of transfer, certified by a notary public licensed under Italian Law, together with such other documents as may be appropriate to effectuate such transfer and (c) if Purchaser elects to enter into the Enyce Purchase, then Seller shall cause FUI to sell, transfer, assign and deliver all right, title and interest in and to the LLC Interests, free and clear of all Encumbrances, to Purchaser according to applicable legal requirements and by delivering to Purchaser the membership agreement of Enyce amended to replace FUI with Purchaser or its designee as the sole member and/or such other documents as may be appropriate to effectuate such transfer, in each case subject to delivery to FUI by Purchaser of the appropriate purchase price for the Enyce Purchase equal to the fair market value of the LLC Interests, in cash immediately prior to Closing.

          Section 2.05 Allocation of Purchase Price. Within 25 days from the date hereof, Purchaser and Seller shall consult as to the appropriate allocation of the Purchase Price on the basis of fair market value. Absent an agreement with respect to such allocation within the following five days, any remaining disagreed items shall be submitted to a nationally recognized accounting firm acceptable to both Purchaser and Seller (the "Independent Accounting Firm") for resolution in the following 30 days. The Independent Accounting Firm shall be instructed to determine whether the position maintained by Purchaser or Seller is the more reasonable allocation of the Purchase Price on the basis of fair market value in respect of any item in dispute and shall select one of the two positions or make its own determination between the two positions. The fees and expenses of the Independent Accounting Firm shall be paid one half by Purchaser and one half by Parent or Seller. The allocation agreed to by Purchaser and Seller or the allocation resulting from the Independent Accounting Firm's decision, as applicable (in either case, the "Final Allocation"), shall be final and binding between Purchaser and Seller and their respective Affiliates and neither Purchaser or Seller nor any such Affiliate shall take any action inconsistent with the Final Allocation. Purchaser and Seller shall each prepare and file Internal Revenue Service Form 8594 and any similar or analogous forms under any state, local or foreign Tax law in a manner consistent with the Final Allocation.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

                  As an inducement for Purchaser to enter into this Agreement, Parent and Seller hereby jointly and severally represent and warrant to Purchaser as follows:

          Section 3.01 Organization; Subsidiaries.

                  (a) Seller is a stock company duly organized and validly existing under the laws of Italy and has all requisite corporate power and authority to execute this Agreement and to carry out obligations hereunder. A complete and correct set of the organizational documents and all amendments thereto to the date hereof and all of the bylaws as presently in effect for Seller have been delivered to Purchaser.

                  (b) FNBV, FSS and CPS are the only direct Subsidiaries of Seller. Section 3.01(b) of the Seller Disclosure Schedule sets forth each Seller Subsidiary. Seller has no direct or indirect Subsidiaries other than the Seller Subsidiaries. Except for Seller Subsidiaries listed in Section 3.01(b) of the Seller Disclosure Schedule as being in liquidation or dormant, each of the Seller Subsidiaries is a stock company, corporation or limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (each of which jurisdictions is listed in Section 3.01(b) of the Seller Disclosure Schedule) and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted, and is duly qualified in every jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect. A complete and correct set of the articles of incorporation, charter or equivalent documents and all amendments thereto to the date hereof and all of the bylaws or equivalent documents as presently in effect for each Seller Subsidiary are attached to Section 3.01(b) of the Seller Disclosure Schedule and shall not be changed or amended prior to Closing.

                  (c) Parent is a stock company duly organized and validly existing under the laws of Italy and has all requisite power and authority to execute this Agreement and carry out obligations hereunder.

          Section 3.02  Capitalization.

                  (a) The authorized capital of FNBV consists of 4,000 shares of common stock, 3,900 shares of which are issued and outstanding and 100 shares of which are held in the treasury of FNBV. The authorized capital stock of FSS consists of 700,000 ordinary shares, 700,000 shares of which are issued and outstanding and 0 shares of which are held in the treasury of FSS. The Purchased Quotas represent 100% of the capital of CPS. The authorized capital stock of FUI consists of 4,500 shares of common stock, 1,500 of which are issued and outstanding and 3,000 of which are held in the treasury of FUI. The authorized and issued shares of each of the other Seller Subsidiaries are set forth on
Section 3.02(a) of the Seller Disclosure Schedule.

                  (b) All of the issued and outstanding shares and quotas of capital stock of each of the Seller Subsidiaries are validly issued, fully paid and non-assessable. Except as set forth on Section 3.02(b) of the Seller Disclosure Schedule, there are no outstanding options, warrants, rights (other than preemptive rights under the Laws of their country of incorporation, none of which are exercisable as a result of the transaction contemplated hereby), subscriptions, stock appreciation rights, calls, contracts, restrictions, arrangements, agreements, convertible or exchangeable securities or other commitments or rights to purchase or acquire any of the authorized but previously unissued or any treasury shares of capital stock or other securities of any of the Seller Subsidiaries, except for Purchaser's rights under this Agreement.

                  (c) No Seller Subsidiary (i) except as listed on Section 3.02(c)(i) of the Seller Disclosure Schedule, has or holds, either directly or indirectly, any capital or any other equity securities or interest in, or control (whether by the ownership or control or direction of any securities or any other voting or participating interest or by contract) of, any other Person or (ii) is obligated to make or be bound by any written, oral or other agreement, contract or understanding of any nature as of the date hereof or as may hereinafter be in effect under which it may become obligated to make any future investment in, or capital contribution to, any other Person.

          Section 3.03 Ownership of Securities. Seller is (except as set forth on Section 3.03 of the Seller Disclosure Schedule), and at the Closing Date will be, without exception, directly or indirectly, the record and beneficial owner of all of the issued and outstanding shares of capital stock and quotas, participations, membership interests or other equity interests, as applicable, of each of the Seller Subsidiaries free and clear of all Encumbrances, and there are no voting trusts, proxies or other voting agreements with respect to such shares. The delivery to Purchaser of the Purchased Securities pursuant to the provisions of this Agreement will transfer to Purchaser good and valid title thereto, free and clear of all Encumbrances (other than those created by, or on behalf of, Purchaser). The delivery to Purchaser of the Purchased Securities pursuant to the provisions of this Agreement will transfer to Purchaser ownership of 100% of all of the issued and outstanding stock or quotas of, and all equity or membership interest in, the Companies and FUI (in such case, also indirectly), as the case may be free and clear of all Encumbrances (other than those created by, or on behalf of, Purchaser).

          Section 3.04 Power and Authority; Effect of Agreement; No Violation.

                  (a) Each of Parent and Seller has full power and authority to execute and deliver this Agreement and each Document to which it is a party and to perform its obligations and consummate the transactions contemplated hereby and thereby, and to sell, assign, transfer and deliver the Purchased Securities as provided in this Agreement. The execution, delivery and performance by Parent and Seller of this Agreement and each Document to which it is a party, the performance of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Parent and by the Board of Directors of Seller, and no other corporate proceedings on the part of Parent or Seller are necessary to authorize the execution and delivery of this Agreement and the Documents and the consummation by Parent and Seller of the transactions contemplated hereby and thereby. This Agreement has been, and each Document when executed by Parent and/or Seller, as applicable, will be, duly executed and delivered by each of Parent and Seller and constitutes or, when so executed, will constitute, assuming execution and delivery thereof by all parties other than Parent or Seller, a valid and binding obligation of each of Parent and Seller, enforceable against Parent and Seller, respectively, in accordance with its terms, subject to applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and similar Laws now or hereafter in effect relating to or affecting creditors' rights and remedies generally and to general principles of equity.

                  (b) Neither the execution and delivery by Parent and Seller of this Agreement or any Document nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or violate any provision of the articles of incorporation or bylaws, or similar governing documents of Parent, Seller or any Seller Subsidiary, (ii) subject to obtaining the Requisite Seller Regulatory Approvals, conflict with or violate any Law which is applicable to Parent, Seller or any Seller Subsidiary or to which Parent, Seller or any Seller Subsidiary or their respective properties are subject or by which Parent, Seller or any Seller Subsidiary is bound or affected, which violation, in the case of Laws applicable to the Seller Subsidiaries or their properties, would be material, or (iii) except as set forth in Section 3.04(b) of the Seller Disclosure Schedule conflict with or result in any breach of or constitute a default (or an event, condition or circumstance which, with the giving of notice or lapse of time or both would become a default) under, or give to others any rights of termination or cancellation of, or accelerate the performance required by or maturity of, or result in the creation of any Encumbrance on any of the assets of any Seller Subsidiary or Seller pursuant to any note, bond, mortgage, indenture, permit, license, franchise, lease, concession, contract or other instrument, obligation or agreement to which any Seller Subsidiary or Seller is a party or by which any of the assets, properties or business of any Seller Subsidiary or Seller are bound or otherwise affected.

                  (c) Except for (i) the filing of notification and report forms with the United States Federal Trade Commission and the United States Department of Justice under the HSR Act and the expiration or termination of any applicable waiting period thereunder, if applicable, (ii) the filing of the applications and notices, as applicable, listed in Section 3.04(c)(ii) of the Seller Disclosure Schedule with foreign Governmental Authorities under Foreign Competition Laws, the issuance of consents, authorizations or approvals of such applications by such authorities, if required, and the expiration or termination of any applicable waiting periods thereunder, (iii) the consents or waivers from third parties listed in Section 3.04(c)(iii) of the Seller Disclosure Schedule and (iv) the notices to or consultations with any works council, personnel committee or similar employee council or committee listed in Section 3.04(c)(iv) of the Seller Disclosure Schedule, no applications, notices to, consultations with, consents of, or filings with, any Governmental Authority, self-regulatory authority or third party are necessary in connection with the execution and delivery by each of Parent and Seller of this Agreement and the Documents to which it is a party and the consummation by each of Parent and Seller of the transactions contemplated thereby. The notices, notifications, filings, consents, authorizations, approvals, and expirations or terminations of waiting periods referred to in clauses 3.04(c)(i) and 3.04(c)(ii) are hereinafter referred to as the "Requisite Seller Regulatory Approvals."

                  (d) Seller and Parent represent and warrant that the sale of the Purchased Securities and the entry into this Agreement do not pursue the winding up or liquidation of Seller.

          Section 3.05 Reports; Financial Statements. (a) Since January 1, 1997, Seller has timely filed with the SEC all Seller SEC Reports, all of which, as heretofore amended if applicable, complied when filed (in the case of Seller SEC Reports filed under the Exchange Act) or when declared effective (in the case of Seller SEC Reports filed under the Securities Act), in all material respects with all applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations thereunder, except as noted in the comment letters, dated November 1, 2002, and January 16, 2003, received from the SEC in connection with Seller's rights offering. Since January 1, 1997, as of their respective dates, as heretofore amended as applicable, the Seller SEC Reports contained no untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading except as noted in the comment letters, dated November 1, 2002, and January 16, 2003, received from the SEC in connection with Seller's rights offering.

                  (b) Without limiting the generality of the representations in
Section 3.05(a), the consolidated audited financial statements of Seller contained in the Seller SEC Report for the fiscal year ended December 31, 2001 (collectively, the "December 31, 2001 Financial Statements"), have been duly approved by the holders of Seller's ordinary shares (and its ADSs) at the appropriate meeting of such holders, and the consolidated audited financial statements of Seller for the fiscal year ended December 31, 2002 including, for the avoidance of doubt, the memorandum accounts (conti d'ordine) (collectively, the "December 31, 2002 Financial Statements"), attached as Section 3.05(b) of the Seller Disclosure Schedule, have been duly approved by Seller's board of directors, and each have been prepared from, and are in accordance with, the books and records of Seller, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto), and reconciled in accordance with U.S. GAAP, and fairly present, in conformity with GAAP and, with respect to the reconciliation, U.S. GAAP, the financial position of Seller as of the date thereof and the results of its operations and cash flows and changes in financial position, if any, for the period then ended.

                  (c) Section 3.05(c)(i) of the Seller Disclosure Schedule contains a list of the financial statements of each of certain Seller Subsidiaries for the fiscal year ended December 31, 2002. Such financial statements were prepared from, and are in accordance with, the books and records of the Seller Subsidiary covered thereby, comply in all material respects with local statutory accounting principles and fairly present, in conformity with such requirements, the financial position of the Seller Subsidiary covered thereby as of the dates thereof and the results of their respective operations and cash flows and changes in financial position, if any, for the periods then ended. A copy of all financial statements listed on Section 3.05(c)(i) of the Seller Disclosure Schedule is attached as Section 3.05(c)(ii) of the Seller Disclosure Schedule.

          Section 3.06 Absence of Certain Changes.

                  (a) Except as set forth on Section 3.06 of the Seller Disclosure Schedule, since the Balance Sheet Date there has been:

                      (i) no Material Adverse Effect, including by reason of any damage, destruction, loss or claim whether or not covered by insurance, or condemnation or other taking of assets of any Seller Subsidiary, or any experience by any Seller Subsidiary of any shortage, cessation or interruption of raw materials, supplies or other services required to conduct its business or operations;

                      (ii) no change in the compensation pattern and practices of the Seller Subsidiaries as established in preceding years, nor any increase in the compensation payable or to become payable to any of their respective officers, directors, employees, consultants or individual agents (excluding any endorsement, sponsorship or consulting arrangements with any amateur, professional or semi-professional, athletes or athletic teams or organizations), except, with respect to employees (excluding officers) and individual consultants and individual agents only, for increases or bonuses granted in the ordinary course of business consistent with past practice or pursuant to the terms of any employment or consulting agreement, nor have the Seller Subsidiaries entered into or modified any contract or other agreement requiring any of them to make payment to any officer, director, employee or individual consultant (excluding any endorsement, sponsorship or consulting arrangements with any amateur, professional or semi-professional, athletes or athletic teams or organizations) other than as required by Law or in the ordinary course of business consistent with past practice;

                      (iii) no material labor dispute, grievance or labor-related litigation;

                      (iv) no material adverse pending or, to Seller's Knowledge, threatened in writing dispute of any kind with any material contractor, customer, supplier, licensee, distributor or joint venturer of any Seller Subsidiary; and

                      (v) no change in the number of shares and quotas of capital stock or share capital issued and outstanding or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, securities, property or otherwise) in respect of, or any split, combination or reclassification of, the capital stock or share capital of the Seller Subsidiaries, or any redemption or other acquisition by any of the Seller Subsidiaries of any shares of their capital stock.

                  (b) Since the Balance Sheet Date, each of the Seller Subsidiaries has conducted its business only in the ordinary and normal course and in conformity with past practices. Without limiting the generality of the foregoing, except as otherwise disclosed in the Section 3.06 of the Seller Disclosure Schedule, since the Balance Sheet Date, no Seller Subsidiary has:

                      (i) incurred any known Liability or made any expenditure in excess of (euro)100,000 individually or (euro)500,000 in the aggregate, other than such as may have been incurred or made in the ordinary and normal course of business consistent with past practices;

                      (ii) made or suffered any amendment or termination of any agreement which is, or would have been if not amended or terminated, a Material Contract and to which it is or was a party or beneficiary or by which it is or was bound, or canceled, modified or waived any debts owed to or claims held by it (including the settlement of any claims or litigation), or waived any substantial right other than for terminations in accordance with the provisions of such agreement;

                      (iii) sold, transferred, distributed, leased, abandoned or otherwise disposed of or mortgaged, pledged or imposed or suffered to be imposed any Encumbrance on, any of its assets, properties or businesses in excess of
(euro)100,000 individually or (euro)500,000 in the aggregate, except for sales of inventory in the ordinary course of business consistent with past practice and except for Permitted Encumbrances;

                      (iv) sold, assigned, licensed or transferred any Intellectual Property or other intangible assets in any case material to the operation of the Seller Subsidiaries;

                      (v) extended credit other than in the ordinary course of business consistent with past practice or made any change in its credit practices, its method of accounting or accounting principles or practices, its methods of maintaining its books, accounts or business records, or its depreciation or amortization policies or rates theretofor adopted;

                      (vi) entered into any agreement which is not cancelable without liability or cost on not more than 90 days notice and involving the annual payment of more than (euro)100,000 to which it is a party or by which it or its assets, properties or businesses are bound or subject, or pursuant to which it agrees to indemnify any Person or to refrain from competing with any Person;

                      (vii) entered into or made any material amendment to any contract or other agreement with any labor or trade union or association representing any employee; or adopted, entered into or made any material amendment to any Benefit Arrangement or made any change in the actuarial methods or assumptions used in funding any defined benefit Pension Plan, or made any change in the assumptions or factors used in determining benefit equivalencies thereunder, in each case other than as required by Law or otherwise in the ordinary course of business consistent with past practice;

                      (viii) utilized its cash or short-term investments or their equivalent for any of the purposes referred to in Section 5.04(c) or created, incurred, assumed or guaranteed any Indebtedness for any of the purposes referred to in Section 5.04(c) and, in either case, for any purpose other than to meet cash needs arising in the ordinary course of business consistent with past practice; provided, however, that any such Indebtedness shall have been assumed, incurred or guaranteed on market terms and without prepayment penalties;

                      (ix) adopted a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or other reorganization;

                      (x) amended its articles of incorporation, charter, bylaws or equivalent documents;

                      (xi) materially changed any of its main business policies as applicable to the business of the Seller Subsidiaries generally, including, without limitation, material changes to advertising, marketing, pricing, purchasing, personnel, sales, returns, budget or product acquisition policies;

                      (xii) made any loan or advance to any of its officers, directors, employees, individual consultants, individual agents, Affiliates or other representatives, (excluding any parties to endorsement, sponsorship or consulting arrangements with any amateur, professional or semi-professional athletes or teams or organizations), (other than travel advances made in the ordinary course of business in a manner consistent with past practice or as required by applicable collective bargaining agreements);

                      (xiii) paid any severance or termination pay to any of its officers, directors, employees, individual consultants, individual agents, Affiliates or other representatives, (excluding any parties to endorsement, sponsorship or consulting arrangements with any amateur, professional or semi-professional athletes or teams or organizations), in each case that exceeds
(euro)10,000 individually or (euro)100,000 in the aggregate, except as required by existing contracts, applicable Law or applicable collective bargaining agreement, or made any commitment to make any such payment;

                      (xiv) made any capital expenditures in excess of
(euro)100,000 individually or (euro)500,000 in the aggregate;

                      (xv) entered into any contract for the purchase or lease of real estate;

                      (xvi) canceled any existing policies or binders of insurance except in connection with the renewal or replacement of such policies or binders or otherwise in the ordinary course of business consistent with past practice;

                      (xvii) except for assets acquired in the ordinary course of business consistent with past practice, made any acquisition of all or any part of the assets, properties, capital stock or business of any other Person; or

                      (xviii) other than as specifically contemplated by this Agreement, agreed or committed to do any of the foregoing.

          Section 3.07 Title to Properties and Assets (other than Intellectual Property).

                  (a) Except with respect to (x) Intellectual Property owned by or licensed to the Seller Subsidiaries which is covered by Section 3.11 and (y) any Seller Subsidiary Properties and Leased Real Property (as defined below) which are covered by Sections 3.07(b) and (c):

                      (i) Each Seller Subsidiary has, or will have at Closing, outright and good and valid title to its assets, properties and businesses free and clear of any and all Encumbrances, except for Permitted Encumbrances.

                      (ii) Neither Parent, Seller nor any Affiliate (other than with respect to Parent officers or directors) of Parent or Seller (other than Seller and the Seller Subsidiaries) owns, leases or licenses any asset used in or necessary for the business of any Seller Subsidiary or the operation thereof, all of which assets are owned, leased or licensed by the appropriate Seller Subsidiary. The furniture, fixtures, machinery, equipment and other tangible property owned or leased by the Seller Subsidiaries are, taken as a whole, in good working order (ordinary wear and tear excepted), properly functioning, and usable for their intended purpose in the ordinary course of business consistent with past practice.

                      (iii) Except as set forth on Section 3.07(a)(iii) of the Seller Disclosure Schedule, no Seller Subsidiary has received notice from any Governmental Authority of any existing violation of any legal requirements relating to such assets or their use that has not been fully resolved to the satisfaction of such Governmental Authority.

                  (b) Section 3.07(b) of the Seller Disclosure Schedule sets forth a complete and correct list of all of the real property owned by the Seller Subsidiaries (the "Seller Subsidiary Properties"). Except as set forth on
Section 3.07(b) of the Seller Disclosure Schedule (with respect to each of which exceptions, Parent and Seller represent that copies of all relevant documentation have been delivered to Purchaser):

                      (i) one or more of the Seller Subsidiaries are the owners of record of, and have good, valid fee simple absolute title to, the Seller Subsidiary Properties, free and clear of any and all Encumbrances, other than Permitted Encumbrances;

                      (ii) there is no pending claim, action or proceeding or, to Seller's Knowledge, claim, action or proceeding threatened in writing relating to the Seller Subsidiary Properties or other matters that would materially adversely affect the use, occupancy or value thereof;

                      (iii) each facility located at, on or within the Seller Subsidiary Properties and the improvements located thereon, and all operations conducted at such facility, have received all Permits required in connection with the ownership or operation thereof, the absence of which could materially affect such ownership or the present operation thereof, each of which Permits remains valid and in full force and effect; and each such facility has been operated and maintained in accordance with all such Permits and all applicable Laws in all material respects;

                      (iv) there are no outstanding purchase options or rights of first refusal or first offer, or other preferential rights to purchase, lease or otherwise use or occupy any of such parcels or improvements, or any portion thereof or interest therein; and

                      (v) there are no condemnation or eminent domain proceedings of any kind whatsoever or proceedings of any other kind whatsoever for the taking of the whole or any part of the Seller Subsidiary Properties for public or quasi-public use pending.

                  (c) Section 3.10 of the Seller Disclosure Schedule sets forth a complete and correct list of all of the real property not owned, but leased, licensed or otherwise used or occupied by the Seller Subsidiaries (each, a "Leased Real Property"). Each agreement to lease, license or otherwise use or occupy such Leased Real Property to which any of the Seller Subsidiaries is a party, whether as lessor or lessee, licensor or licensee, or otherwise (such agreements being collectively referred to herein as the "Realty Leases"), together with all amendments and assignments thereof, are listed on Section 3.10 of the Seller Disclosure Schedule, and true and complete copies of such Realty Leases and all amendments thereto and assignments thereof have been delivered to Purchaser. Except as set forth on Section 3.10 of the Seller Disclosure
Schedule:

                      (i) each such Realty Lease is valid and in full force and effect on the date hereof; the Seller Subsidiaries have performed all material obligations required to have been performed by them under such Realty Leases;

                      (ii) no event or condition exists that constitutes or, with the giving of notice or passage of time or both, would constitute a material default or material breach of any Realty Leases by the Seller Subsidiaries, or, to Seller's Knowledge, any other party thereto, and no notice of default has been received or issued by any Seller Subsidiary with respect to any such Realty Lease that has not been waived or cured;

                      (iii) each such Realty Lease, with respect to property located in a jurisdiction where as a matter or Law a lease creates a leasehold interest and not merely a contract right, creates a valid leasehold interest in any Leased Real Property that it purports to lease;

                      (iv) no such Realty Lease has been assigned and no portion of the Leased Real Property has been subleased by any Seller Subsidiary;

                      (v) there are no mortgages or other Encumbrances on the Seller Subsidiaries' leasehold interest in the Leased Real Property that have been granted by the Seller Subsidiaries, or as a result of a breach by any of the Seller Subsidiaries of any contractual obligation, or otherwise; and

                      (vi) none of the Seller Subsidiaries hold any option or contractual obligations to purchase or acquire an interest in real property.

          Section 3.08 Tax Matters.

                  Except as disclosed on Section 3.08 of the Seller Disclosure
Schedule:

                  (a) Each Seller Subsidiary and each affiliated group (within the meaning of Section 1504 of the Code) or consolidated, combined or unitary group (under foreign, state or local Tax law) of which any Seller Subsidiary is or has been a member (each, an "Affiliated Group") has timely filed all material federal, state, local and foreign returns, reports, statements and forms required to be filed under the Code or applicable state, local or foreign Tax laws ("Tax Returns"), each such Tax Return is true, correct and complete in all material respects and all Taxes required to be paid on or prior to the Closing Date with respect to the periods covered by the Tax Returns have been paid in full or will be paid in full prior to the Closing Date.

                  (b) No Tax liens have been filed and no claims are being asserted with respect to any Taxes of any Seller Subsidiary or any Affiliated Group, and to Seller's Knowledge no examination, audit or inquiry is currently being conducted by any Taxing authority with respect to any Seller Subsidiary or any Affiliated Group, including any examination, audit or inquiry which could result in a Tax liability for which any Seller Subsidiary could be severally liable under Treasury Regulations ss. 1.1502-6 or any comparable state, local or foreign Tax provision.

                  (c) Neither any Seller Subsidiary nor any Affiliated Group has any liability for unpaid Taxes.

                  (d) Each Seller Subsidiary has complied with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes and is not liable for any Taxes for failure to comply with such Laws, rules, and regulations. Without limiting the generality of the foregoing, to Seller's Knowledge, each individual providing services to the Seller Subsidiaries (excluding any amateur, professional or semi-professional athletes who are party to an endorsement, sponsorship or consulting arrangement with Seller or the Seller Subsidiaries) has been appropriately treated by the Seller Subsidiaries, pursuant to applicable Law, as an employee or independent contractor.

                  (e) Each U.S. Seller Subsidiary and any other Seller Subsidiary that is subject to U.S. income tax has been included only in the combined, consolidated or unitary groups for Federal, state, local and foreign income Tax purposes described in Section 3.08 of the Seller Disclosure Schedule hereto.

                  (f) To Seller's Knowledge there are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns of any Seller Subsidiary or any Affiliated Group.

                  (g) No Seller Subsidiary is a party to any agreement or understanding providing for the allocation or sharing of Taxes other than with respect to each other.

                  (h) No U.S. Seller Subsidiary or any other Seller Subsidiary that is subject to U.S. income tax is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method and the U.S. Internal Revenue Service has not proposed any such adjustment or change in accounting method.

                  (i) The acquisition of the stock of any U.S. Seller Subsidiary or any other Seller Subsidiary that is subject to U.S. income tax will not be a factor causing any payment to be made by such Seller Subsidiary to be nondeductible (in whole or in part) pursuant to Section 280G or 162(m) of the Code, and no U.S. Seller Subsidiary or any other Seller Subsidiary that is subject to U.S. income tax is party to any agreement or understanding that could require it to pay any amount that would not be deductible under either such Section.

                  (j) No U.S. Seller Subsidiary or any other Seller Subsidiary that is subject to U.S. income tax has filed a disclosure statement pursuant to
Section 6662 of the Code.

                  (k) Set forth on Section 3.08(k) of the Seller Disclosure
Schedule is a list of all income Tax audits in respect of any Seller Subsidiary or any Affiliated Group that have ended within three years of the date of this Agreement.

                  (l) No consent or election under Section 341 of the Code has been made for any Seller Subsidiary.

                  (m) No Seller Subsidiary has participated as a tax shelter "promoter," "tax shelter organizer" or as an investor in a "tax shelter" within the meaning of Section 6111 of the Code.

                  (n) No U.S. Seller Subsidiary or any other Seller Subsidiary that is subject to U.S. income tax has experienced an "ownership change" within the meaning of Section 382 of the Code, and no net operating loss carryover of any such Seller Subsidiary is subject to any limitation under the Code or the Treasury Regulations promulgated thereunder, including, without limitation, the Treasury Regulations under Section 1502 of the Code.

                  (o) The Seller Subsidiaries and Affiliated Groups each have taxable years (within the meaning of Section 441(b) of the Code) ending on December 31.

          Section 3.09 Compliance with Law; Governmental Permits. Except as set forth on Section 3.09 of the Seller Disclosure Schedule, and except with respect to (i) environmental matters which are covered in Section3.20, (ii) employee benefit and pension matters which are covered in Section 3.16, (iii) real estate matters which are covered in Section 3.07, (iv) intellectual property matters which are covered in Section 3.11, (v) Tax matters which are covered in Section
3.08 and (vi) employment and labor matters which are covered in Sections 3.14 and 3.15, (a) the conduct by each Seller Subsidiary of its business and use of its assets is in all material respects in conformity with all foreign, federal, state, county and local energy, public utility, health, occupational safety or health requirements and environmental requirements and all other requirements of any Governmental Authority in the applicable location of the Seller Subsidiaries, (b) each of the Seller Subsidiaries owns, holds or possesses all necessary Permits the absence of which could materially adversely affect its ability to conduct its business and operate its properties, all such Permits are in full force and effect and no material violations are outstanding or uncured with respect thereto, and no proceeding is pending or, to the Seller's Knowledge, threatened in writing to revoke or limit any Permit, and (c) none of such Permits shall be materially adversely affected by the transactions contemplated hereby.

          Section 3.10 Leased Assets. Section 3.10 of the Seller Disclosure Schedule contains a list of each lease, synthetic lease, Off-Balance Sheet Arrangements, conditional sale contract, franchise, license, other agreement or right (including the monthly rental payment and the expiration date of each), under which any Seller Subsidiary is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third party, other than those which involve annual rental or other payments of less than (euro)100,000 individually or which are terminable on not more than 60 days' notice without any liability or cost. Each lease described on Section 3.10 of the Seller Disclosure Schedule is in full force and effect; none of the Seller Subsidiaries is in default of, or to Seller's Knowledge has received notice of any defaults by any other party to, any such lease; and, to Seller's Knowledge, no event exists which with notice, lapse of time or both would constitute a default thereunder by any of the Seller Subsidiaries. Each of the Seller Subsidiaries has a valid leasehold in and good title and right to the lessee's interest in the property and assets leased thereby and has not taken any action or failed to take any action or permitted any action or inaction which would constitute a default thereunder by such Seller Subsidiary.

          Section 3.11 Intellectual Property.

                  (a) Section 3.11(a) of the Seller Disclosure Schedule contains a complete and accurate list of (i) all registrations or applications for the versions of the "FILA" (stylized) trademark, the "F" letter trademark and the "ENYCE" trademark, each as depicted on Section 3.11(a)(i) of the Seller Disclosure Schedule (the "Material Trademarks"), for the goods included in or covered by such registrations or applications that are owned by any Seller Subsidiary and which are material to the business of any Seller Subsidiary as of the date this Agreement ("Material Intellectual Property") and the owner of record thereof; and (ii) all Intellectual Property Contracts. The Seller Subsidiaries have used or caused to be used continuously for the three (3) years prior to the date of this Agreement the Material Trademarks in connection with the sale of one or more goods or services included in or covered by the registrations or applications for registration of the Material Intellectual Property.

                  (b) The Seller Subsidiary listed as the owner of record of the Material Intellectual Property listed on Section 3.11(a)(i) of the Seller Disclosure Schedule is the owner of such Material Intellectual Property, and to Seller's Knowledge, no Person other than the Seller Subsidiaries has an ownership interest in, or a right to receive a royalty with respect to, any of the Material Intellectual Property. Except as noted on Section 3.11(b) of the Seller Disclosure Schedule, the Seller Subsidiaries are current on any required payments under all Intellectual Property Contracts.

                  (c) To Seller's Knowledge and except as set forth on Section 3.11(c) of the Seller Disclosure Schedule, the owners of record listed in
Section 3.11(a)(i) of the Seller Disclosure Schedule and the Seller Subsidiaries which are parties to the Licensed-In Intellectual Property Contracts own or otherwise hold valid rights to use all Material Intellectual Property and Licensed-In Intellectual Property, respectively. To Seller's Knowledge, and except as set forth on Section 3.11(c) of the Seller Disclosure Schedule, all Material Intellectual Property is free of all Encumbrances other than Permitted Encumbrances and royalty or other payment requirement of any nature whatsoever other than fees and charges due in the ordinary course of business consistent with past practice associated with Registrations of Material Intellectual Property and are fully assignable by the owner of record thereof to any Person, without payment, consent of any Person or other condition or restriction. To Seller's Knowledge, and except as set forth on Section 3.11(c) of the Seller Disclosure Schedule, neither Seller nor any Seller Subsidiary is, nor will, as a result of the execution and delivery of this Agreement or the performance by Seller or any Seller Subsidiary of any of its obligations hereunder, be in breach of any Intellectual Property Contract. To Seller's Knowledge, and except as set forth on Section 3.11(c) of the Seller Disclosure Schedule, at Closing, the owners of record (in the case of Material Intellectual Property) and the Seller Subsidiaries which are parties to the Licensed-In or Licensed-Out Intellectual Property Contracts, as the case may be, will have the right to use, respectively, the Material Intellectual Property or the Licensed-In or Licensed-Out Intellectual Property, as the case may be, to the same extent and on the same terms as such Seller Subsidiary has as of the date hereof.

                  (d) The Business Intellectual Property constitutes the only material Intellectual Property that is necessary for the Seller Subsidiaries to conduct their business as currently conducted as of the date of this Agreement.

                  (e) None of the Material Intellectual Property has been canceled, adjudicated invalid or abandoned (excepting any expirations in the ordinary course), or is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting any of Seller Subsidiaries' rights thereto, except as set forth on Section 3.11(e) of the Seller Disclosure Schedule.

                  (f) No suit, action, reissue, reexamination, interference, arbitration, mediation, opposition, cancellation or other proceeding (collectively, "Suit") is pending or, in any case which could reasonably be expected to have a value in excess of (euro)100,000 individually, has been decided, terminated or settled in the last three years concerning any claim that a Seller Subsidiary has violated any Intellectual Property rights of any Person, except as set forth on Section 3.11(f) of the Seller Disclosure Schedule. To Seller's Knowledge and except as set forth on Section 3.11(f) of the Seller Disclosure Schedule, no claim has been threatened or asserted in writing against Seller or any Seller Subsidiary for violation or infringement of any Intellectual Property rights of any Person in any case which could reasonably be expected to have a value in excess of (euro)100,000 individually. To Seller's Knowledge, neither Seller nor any Seller Subsidiary is violating or infringing or has violated or infringed upon any Intellectual Property rights of any Person in any case which could reasonably be expected to have an adverse effect on the Seller Subsidiaries taken as a whole in excess of (euro)100,000 individually.

                  (g) Except as set forth on Section 3.11(g) of the Seller Disclosure Schedule, no Suit is pending as of the date of this Agreement concerning any Intellectual Property Contract, including any Suit concerning any claim or position that Seller or any Seller Subsidiary or any other party has breached any Intellectual Property Contract or that any Intellectual Property Contract is invalid or unenforceable, and, to Seller's Knowledge, no such claim has been threatened or asserted in writing in any case which could reasonably be expected to have a value in excess of (euro)100,000 individually. To Seller's Knowledge, Seller and each Seller Subsidiary is in material compliance with, and has conducted its business so as to materially comply with, all Intellectual Property Contracts, except as set forth on Section 3.11(g) of the Seller Disclosure Schedule. To Seller's Knowledge, there exists no event, condition or occurrence which, with the giving of notice or lapse of time, or both, would constitute a material breach or material default by Seller or any Seller Subsidiary or any other party under any Intellectual Property Contract. No party to any Intellectual Property Contract has given Seller or any Seller Subsidiary actual notice of its intention to cancel, terminate any such agreement, except as set forth in Section 3.11(g) of the Seller Disclosure Schedule.

                  (h) Except as set forth on Section 3.11(h) of the Seller Disclosure Schedule, no Suit is pending as of the date of this Agreement and, in any case which could reasonably be expected to have a value in excess of
(euro)100,000 individually, no Suit has been decided, terminated or settled in the last three years concerning any of the Material Intellectual Property, including any such pending Suit or any such decided, terminated or settled Suit in any case which could reasonably be expected to have a value in excess of
(euro)100,000 individually concerning a claim that any of the Material Intellectual Property violates or infringes upon the Intellectual Property or unregistered trademark rights of any Person or that any of the Material Intellectual Property has been violated or infringed upon or is invalid, unenforceable, unregisterable, cancelable, not owned or not owned exclusively by a Seller Subsidiary. To Seller's Knowledge, no such claim has been threatened or asserted in writing.

                  (i) To Seller's Knowledge, no Suit is pending concerning the right of Seller or any Seller Subsidiary to use the Licensed-In Intellectual Property, including any Suit concerning a claim that such right has been violated or is invalid, unenforceable, not owned or not owned exclusively by a Seller Subsidiary, except as set forth on Section 3.11(i) of the Seller Disclosure Schedule. To Seller's Knowledge, no such claims have been threatened or asserted in writing, except as set forth on Section 3.11(i) of the Seller Disclosure Schedule, and no valid basis for any such suits or claims exists.

                  (j) Except as set forth on Section 3.11(j) of the Seller Disclosure Schedule and to Seller's Knowledge, no Person is in material violation or infringement of any Material Intellectual Property.

                  (k) Each Seller Subsidiary has timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence the Material Intellectual Property.

                  (l) Seller and the Seller Subsidiaries are in compliance with all material applicable data protection and data privacy laws in the United States and Europe.

                  (m) Section 3.11(m) of the Seller Disclosure Schedule contains a complete and accurate list of all Intellectual Property owned by Seller or any Seller Subsidiary which is not contained in Section 3.11 (a) of the Seller Disclosure Schedule.

          Section 3.12 Accounts Receivable; Accounts Payable. (a) Subject to any reserves therefore established in a consistent manner throughout the periods covered by the Financial Statements and periods ending on or before the Closing Date, all accounts, notes and other receivables reflected in the December 31, 2002 Financial Statements or generated after the Balance Sheet Date have arisen in the ordinary course of business consistent with past practice, arise out of bona fide sales, and represent valid obligations to the Seller Subsidiaries. All accounts receivable are recorded on the books of each of the Seller Subsidiaries in accordance with local statutory accounting principles applicable to such Seller Subsidiary.

                  (b) All accounts payable of the Seller Subsidiaries, including those reflected in the December 31, 2002 Financial Statements, have been or will have been incurred in the ordinary course of the business of the Seller Subsidiaries.

          Section 3.13 Inventory. Subject to any reserves therefore established in a consistent manner throughout the period covered by the December 31, 2002 Financial Statements and periods ending on or before the Closing Date, all of the inventory of finished goods of the Seller Subsidiaries is in good, merchantable and useable condition in the ordinary course of business consistent with past practice. The amounts of inventories reflected in the financial statements of each Seller Subsidiaries and on the books and records of the Seller Subsidiaries have been determined in accordance with local statutory accounting principles.

          Section 3.14 Employees and Employment Agreements.

                   (a) Section 3.14(a) of the Seller Disclosure Schedule lists all of the written, employment or severance agreements (excluding any endorsement, sponsorship or consulting arrangements with any amateur, professional or semi-professional athletes or athletic teams or organizations) to which the Seller Subsidiaries are a party or by which they are bound other than requirements of Law or collective bargaining agreements. To the Knowledge of the Seller, there are no oral employment or severance agreements to which the Seller Subsidiaries are a party or by which they are bound. Except for the arrangements set forth in Section 3.14(a) of the Seller Disclosure Schedule, or as otherwise prohibited or regulated by applicable Law, the employment of each employee of the Seller Subsidiaries may be terminated at any time and for any reason, without notice, and such employees have the right to resign their employment at any time.

                   (b) Bonuses currently payable or which will be payable in the ordinary course of the business of the Seller Subsidiaries to any employee of the Seller Subsidiaries are adequately reserved for on the Financial Statements in accordance with GAAP, consistently applied.

                   (c) The Seller Subsidiaries are not materially delinquent in payments to any of their current employees or any former employees for any wages, salaries, commissions, bonuses or other direct or indirect compensation for any services performed by them, or for amounts required to be reimbursed to their current employees or former employees.

                   (d) No Seller Subsidiary has any liability under the WARN Act or any other similar Law requiring advance notification for the termination of employees.

                   (e) Section 3.14(e) of the Seller Disclosure Schedule sets forth all of the executive officers of each Seller Subsidiary. For the purposes of this Agreement, "executive officers" shall mean in Italy, a "dirigente", in the United States, as such term is defined in Rule 3b-7 of the Exchange Act Rules, and in the rest of the world the general manager, president or chief executive officer, and the first line of management after the general manager.

          Section 3.15 Labor Matters and Employment Standards.

                   (a) Except as set forth on Section 3.15(a) of the Seller Disclosure Schedule, no Seller Subsidiary is a party to any collective bargaining agreement or other similar agreements. Except as set forth on Section 3.15(a) of the Seller Disclosure Schedule, to the Knowledge of the Seller, no union has attempted to organize or represent the labor force of any of the Seller Subsidiaries in the past twenty-four (24) months immediately prior to the date hereof in Canada, Germany, Hong Kong, Korea, Malaysia, Spain, Taiwan, the United States or the United Kingdom.

                   (b) There are no existing or, to Seller's Knowledge, threatened, material labor strikes or labor disputes, grievances, controversies or other labor troubles affecting the Seller Subsidiaries.

                   (c) Each Seller Subsidiary has complied in all material respects with all Laws applicable to it relating to employment, including without limitation those relating to wages, hours, collective bargaining, occupational health and safety, workers' hazardous materials, employment standards, pay equity and workers' compensation. Except as set forth on Section 3.15(c) of the Seller Disclosure Schedule, there are no outstanding charges or complaints or, to the Knowledge of the Seller, any valid basis for any charges or complaints against the Seller Subsidiaries relating to unfair labor practices or discrimination or under any legislation relating to employees.

         Section 3.16 Employee Benefit and Pension Plans.

                   (a) Section 3.16(a) of the Seller Disclosure Schedule contains a complete list of (i) each Pension Plan; (ii) each Welfare Plan including, with respect to such Pension and Welfare Plans, plans otherwise excluded from the operation of ERISA by Section 4(b)(4) or 4(b)(5) thereof, maintained or contributed to by Seller or Seller Subsidiaries, or any trade or business under common control with Seller or Seller Subsidiaries within the meaning of Section 4001(a)(14) of ERISA (an "ERISA Affiliate"), for or on behalf of employees of Seller Subsidiaries, or to which any employee of Seller Subsidiaries contributes on account of his employment (such Pension Plans and Welfare Plans which are subject to ERISA, collectively referred to as "ERISA Plans"); and (iii) each other material plan, salary practice or arrangement, including bonus, incentive compensation, deferred compensation, stock option, stock purchase, unit option, unit purchase, stock bonus, retirement, welfare benefit, savings, insurance, sick pay, vacation pay, severance pay or other fringe benefit plan or program, whether formal or informal, which is applicable to any such employee of Seller Subsidiaries (such Pension Plans, Welfare Plans and other material plans, salary practices and arrangements described in this subsection (iii), other than Foreign Plans, collectively referred to as "Benefit Arrangements"). For the avoidance of doubt, "Benefit Arrangements," as defined above, do not include any arrangements (including endorsement, sponsorship or consulting arrangements) with any amateur, professional or semi-professional athletes or athletic teams or organizations. Seller or the Seller Subsidiaries have furnished or made available to Purchaser copies of each Benefit Arrangement and each material Foreign Plan, the most recent annual report (Form 5500 series) for each ERISA Plan, the most recent Summary Plan Description for each ERISA Plan, and the most recent Internal Revenue Determination Letter, where applicable.

                   (b) All Benefit Arrangements are in material compliance with the provisions of ERISA (if applicable), the Code (if applicable), and all other applicable Laws, and all reports, returns and filings required to made thereunder have been timely made. No ERISA Plan, no trust created under any ERISA Plan, and no trustee or administrator thereof has engaged in a transaction which might subject any of the Seller Subsidiaries to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or to a civil penalty imposed by Section 502 of ERISA. A favorable determination letter has been obtained from the Internal Revenue Service and a copy thereof delivered to Purchaser for any such ERISA Plan that is a Pension Plan intended to be qualified under Section 401(a) of the Code, and since such determination letter, to the Knowledge of Seller, no event has occurred that would disqualify such Plan.

                   (c) No ERISA Plan is covered by or subject to Title IV of ERISA or Section 412 or the Code. None of the Seller Subsidiaries has any liability (contingent or otherwise) or potential liability arising under Title IV of ERISA or Section 412 of the Code.

                   (d) For the past six years, no Seller Subsidiary nor any ERISA Affiliate has contributed to, or incurred any liability under, any plan which is a "multi-employer plan" as defined in Section 3(37) of ERISA.

                   (e) There are no pending or, to the Seller's Knowledge, threatened claims with respect to the Benefit Arrangements (other than routine claims for benefits) which may result in liability to Seller Subsidiaries in excess of its stated or projected obligations under those plans. All contributions and premiums required to have been made or paid under any Benefit Arrangement have been made or paid by the due date therefor.

                   (f) Other than as set forth on Section 3.16(f) of the Seller Disclosure Schedule, neither actions taken by Seller or Seller Subsidiaries prior to Closing, the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in (i) any payment or transfer of money, property or other consideration (whether or not such payment would constitute a "parachute payment" or "excess parachute payment" within the meaning of Section 280G of the Code) to an employee or former employee of Seller Subsidiaries; (ii) the acceleration of the accrual or vesting of any benefits; or (iii) the acceleration or creation of any other additional rights, under any Benefit Arrangement, severance, parachute, employment, change in control or other agreement or arrangement by or to which any Seller Subsidiary is a party that would result, individually or in the aggregate, in a material liability.

                   (g) Except as required by Section 4980B of the Code or other applicable Laws and as set forth on Section 3.16(g)(i) of the Seller Disclosure Schedule, no Benefit Arrangement or other agreement provides medical or death benefits (whether or not insured) with respect to current or former employees of the Seller Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of employment. Except as set forth on Section 3.16(g)(ii) of the Seller Disclosure Schedule, any continuation coverage provided under any Welfare Plans that are Benefit Arrangements complies with Section 4980B of the Code or other applicable Laws and is at the expense of the participant or beneficiary. Purchaser shall be responsible for maintaining continuation health coverage under Section 4980B of the Code and Part 6 of Title I of ERISA for former and current employees of the Seller Subsidiaries. As of the Closing, Seller shall not be responsible for liabilities under Section 4980B of the Code or Part 6 of Title I of ERISA with respect to former and current employees of the Seller Subsidiaries for the period after the Closing Date.

                   (h) Section 3.16(h) of the Seller Disclosure Schedule contains a complete list of each Foreign Plan, except for those required by applicable Law. Each Foreign Plan has been established, operated and administered in accordance with its terms and with the requirements of applicable Law. All material contributions required to be made under the terms of any Foreign Plan as of the Closing Date have been made or will be timely made on or prior to the Closing Date. The Seller Subsidiaries have not incurred any obligations in connection with the termination of or withdrawal from any Foreign Pension Plan except as required by operation of applicable Law and set forth on
Section 3.16(h) of the Seller Disclosure Schedule, and do not have any unfunded liability with respect to benefits under any Foreign Pension Plan. With respect to any Foreign Pension Plan for which GAAP or applicable Law requires that the reserves be recorded on a statement of financial position, reserves have been so recorded in a manner which is consistent with GAAP, or applicable Law. With respect to any funded Foreign Pension Plan, the plan has been funded in accordance with applicable Law. There are no pending or, to Seller's Knowledge, threatened actions which have been asserted in writing or instituted (other than in respect of benefits due in the ordinary course which, in the aggregate are not material) against the assets of any of the Foreign Plans or against Seller, any Seller Subsidiary or any ERISA Affiliate or any fiduciary of the Foreign Plans with respect to the Foreign Plans.

         Section 3.17 Contracts. Except (i) as set forth on Section 3.17 of the Seller Disclosure Schedule, or otherwise as set forth specifically in any other Section of the Seller Disclosure Schedule (each a "Material Contract") or (ii) for Intellectual Property Contracts which are covered by Section 3.11, no Seller Subsidiary is a party to or bound by any written and not fully performed:

                   (a) agreement, contract or commitment of any kind, including, without limitation, any agreement obligating it to purchase or sell any products or services, any license agreement or franchise agreement, any consulting agreement, or any agreement to pay a rebate, discount, bonus, commission or other payment, which (i) does not include a continuing and effective right in favor of Seller or a Seller Subsidiary to terminate, without payment or penalty, on not more than 90 days' notice to the other parties, and (ii) involves annual payments greater than (euro)150,000 individually, but excluding any one time seasonal purchase orders, sale contracts or supply manufacturing agreements.

                   (b) joint venture, partnership agreement or other arrangement involving a sharing of profits, revenue or expenses involving any Seller Subsidiary;

                   (c) guarantee of the obligations of any Person or any agreement pursuant to which any Seller Subsidiary has an obligation to indemnify any Person in respect of any Liability (contingent or otherwise) or obligation of any Person or to share Tax Liability with any Person;

                   (d) consignment, distributor, dealer, manufacturer's representative, marketing, management, sales agency, advertising representative or public relations contract or endorsement or sponsorship contract that is not terminable by a Seller Subsidiary without payment or penalty upon not more than 90 days' notice and involves annual payments of greater than (euro)150,000 individually;

                   (e) agreement limiting any Seller Subsidiary's ability to engage in any business or to carry on any business in any geographic area or during any period of time;

                   (f) agreement to make capital expenditures in excess of
(euro)100,000 individually or (euro)500,000 in the aggregate;

                   (g) contract and other agreement for the grant to any Person of any preferential rights to purchase any of the Seller Subsidiaries' assets, properties or businesses;

                   (h) contracts and other agreements for the payment of fees or other consideration to Parent, Seller, any officer or director of Parent or Seller or any other entity in which any of Parent, Seller or any officer or director of Seller or any Seller Subsidiary has an interest; or

                   (i) contract and other agreement relating to the acquisition of any operating business or the capital stock of any Person.

                   Each Material Contract to which any Seller Subsidiary is a party is in full force and effect, enforceable against each party thereto in accordance with its terms. No Seller Subsidiary is in default under any Material Contract to which it is a party and, to the Knowledge of Seller, no event exists that with notice, the passage of time or both would constitute a default of any Seller Subsidiary. Except as set forth on Section 3.17 of the Seller Disclosure Schedule, no party to any Material Contract has given in writing any Seller Subsidiary notice of its intention to cancel or terminate such Material Contract. To Seller's Knowledge, there has been no material breach or violation of any Material Contract by any other party thereto. Except as set forth on
Section 3.04(b) of the Seller Disclosure Schedule, neither the execution of the Documents nor the consummation of the transactions contemplated hereby or thereby will result in any breach or acceleration of, constitute an event of default under, or give rise to a right of termination under, any Material Contract.

                   The contracts and other agreements relating to the sponsorship of one or more athletes, teams, celebrities, facilities or other endorsers to which any of the Seller Subsidiaries are party or bound do not, in the aggregate, provide for or require future payments or commitments (including bonuses, royalties or any other payments on the basis of reasonable assumptions and taking into consideration historical results) which could exceed (euro)100 million during the three year period from the date hereof.

          Section 3.18 No Violation, Litigation or Regulatory Action. Except as disclosed on Section 3.18 of the Seller Disclosure Schedule and except with respect to (a) environmental matters which are covered in Section 3.20, (b) employee benefit and pension matters which are covered in Section 3.16, (c) real estate matters which are covered in Section 3.07, (d) intellectual property matters which are covered in Section 3.11, (e) Tax matters which are covered in
Section 3.08 and (g) employment and labor matters, which are covered in Sections
3.14 and 3.15, there are no (i) outstanding judgments, rulings, orders, writs, injunctions, awards or decrees of any Governmental Authority or arbitral tribunal against or involving any Seller Subsidiary, (ii) lawsuits, claims, suits or judicial, legal, administrative, arbitral or other proceedings, investigations or inquiries pending or, to Seller's Knowledge, threatened in writing, against or involving any Seller Subsidiary or any of their respective assets, properties or businesses and which could create a liability of any Seller Subsidiary, and (iii) actions, suits or proceedings pending in which Seller or any Seller Subsidiary is the plaintiff or claimant.

          Section 3.19 Insurance. Section 3.19 of the Seller Disclosure Schedule sets forth a list of all policies or binders of fire, casualty, liability, burglary, fidelity, workers' compensation, vehicular, health, life and other insurance maintained, owned or held by Seller and the Seller Subsidiaries at any time from January 1, 2002 through the date hereof. True, correct and complete copies of each such policy or binder have previously been delivered or made available to Purchaser (including without limitation copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder). Each policy is in full force and effect, all premiums with respect thereto are currently paid and no basis exists for early termination thereof on the part of the insurer. To the Knowledge of Seller, no Seller Subsidiary has failed to give any notice or present any claim under any such policy or binder in due and timely fashion, and there are no outstanding unpaid claims under any such policy or binder. To the Knowledge of Seller, no facts or circumstances exist which would relieve the insurer under any policy of its obligation to satisfy in full any valid claim of the Seller Subsidiaries thereunder. To the Knowledge of Seller, no Seller Subsidiary has received any notice in writing of cancellation or non-renewal of any such policy or binder. Except as set forth on
Section 3.19 of the Seller Disclosure Schedule, each of the policies owned or held by Seller and the Seller Subsidiaries, with the exception of D&O Insurance Policies, will be transferred to Purchaser and neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in a gap in coverage or give any insurer a right to terminate or modify any of the terms of any such policies.

          Section 3.20 Environmental Matters. (a) Except as disclosed on Section 3.20(a) of the Seller Disclosure Schedule, the operations of the Seller Subsidiaries are, and have been, in material compliance with the applicable Environmental Laws in effect in the location of such operations. The Seller Subsidiaries have obtained and are, and have been, in material compliance with all necessary material permits or authorizations that are required under the applicable Environmental Laws to operate the current facilities and current business of the Seller Subsidiaries in the applicable locations of operation.

                  (b) Except in material compliance with the applicable Environmental Laws, to the Knowledge of Seller, there has been no Release at any of the properties owned or operated by the Seller Subsidiaries or a predecessor in interest for which any of the Seller Subsidiaries are responsible, or at any disposal or treatment facility which received Hazardous Substances generated by the Seller Subsidiaries or any predecessor in interest for which the Seller Subsidiaries are responsible.

                  (c) No Environmental Claims have been asserted in writing against the Seller Subsidiaries or, to the Knowledge of Seller, any predecessor in interest, nor does Seller have Knowledge or notice of any pending or threatened in writing Environmental Claim against the Seller Subsidiaries or any predecessor in interest for which the Seller Subsidiaries are responsible. To the Knowledge of Seller, no Environmental Claims have been asserted against any facilities that may have received Hazardous Substances generated by the Seller Subsidiaries or any predecessor in interest for which the Seller Subsidiaries are responsible.

          Section 3.21 Distributors, Customers, Licensees and Suppliers. Section
3.21 of the Seller Disclosure Schedule contains a list of each of the top ten customers, distributors, licensees and suppliers of the Seller Subsidiaries, on the basis of turnover, during the twelve months ended on the Balance Sheet Date. Since the Balance Sheet Date, none of the customers, distributors, licensees or suppliers listed in Section 3.21 of the Seller Disclosure Schedule has canceled or terminated or, to Seller's Knowledge, threatened in writing to cancel or terminate, its relationship with any of the Seller Subsidiaries and the relationship with each such customer, distributor, licensee or supplier has not materially changed.

          Section 3.22 Indebtedness. All Indebtedness of Seller and the Seller Subsidiaries as at the Balance Sheet Date is set forth in the December 31, 2002 Financial Statements to the extent required by GAAP. As of the Balance Sheet Date, the aggregate amount of all outstanding Indebtedness of the Seller and the Seller Subsidiaries is reflected, to the extent required by GAAP, in Section
3.22 of the Seller Disclosure Schedule (which shall include the interest rate and maturity thereof). All Indebtedness reflected on the December 31, 2002 Financial Statements or on Section 3.22 of the Seller Disclosure Schedule or which has arisen after the Balance Sheet Date has arisen in the ordinary course of business consistent with past practice.

          Section 3.23 Liabilities. As at the Balance Sheet Date, Seller and the Seller Subsidiaries did not have any material Liabilities of a kind either required by GAAP to be set forth on a financial statement or which are Off-Balance Sheet Arrangements that were not fully and adequately reflected or reserved against in the December 31, 2002 Financial Statements or reflected on
Section 3.23 of the Seller Disclosure Schedule. Section 3.23 of the Seller Disclosure Schedule sets forth all Liabilities of a kind required by GAAP to be set forth on a financial statement or which are Off-Balance Sheet Arrangements incurred by the Seller Subsidiaries since the Balance Sheet Date that (i) were not incurred in the ordinary course of business and consistent with past practice or (ii) are in excess of (euro)100,000 individually or (euro)500,000 in the aggregate.

          Section 3.24 Foreign Corrupt Practices Act. Neither Seller nor any of the Seller Subsidiaries, nor any officer, director, employee, consultant or agent thereof acting on their respective behalf has made, directly or indirectly, any payment or promise to pay, or gift or promise to give or authorized such a promise or gift, of any money or anything of value, directly or indirectly, to: (a) any foreign official (as such term is defined in the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA")) for the purpose of influencing any official act or decision of such official or inducing him or her to use his or her influence to affect any act or decision of a foreign government, or any agency or subdivision thereof; or (b) any foreign political party or official thereof or candidate for foreign political office for the purpose of influencing any official act or decision of such party, official or candidate or inducing such party, official or candidate to use his, her or its influence to affect any act or decision of a foreign government or agency or subdivision thereof, in the case of both (a) and (b) above in order to assist Seller or any of the Seller Subsidiaries to obtain or retain business for or direct business to Seller or any of the Seller Subsidiaries and under circumstances which would subject Seller or any of the Seller Subsidiaries to liability under the FCPA or any corresponding foreign Laws.

          Section 3.25 Potential Conflicts of Interest. To Seller's Knowledge, except as set forth on Section 3.25 of the Seller Disclosure Schedule, neither Parent and its Subsidiaries, Seller, any of the Seller Subsidiaries nor any executive officer or director of Seller:

                  (a) owns, directly or indirectly, any interest in (excepting not more than five percent stock holdings held solely for investment purposes in securities of any Person which is listed on any national securities exchange or regularly traded in the over-the-counter market) or is an owner, sole proprietor, stockholder, partner, director, officer, employee, consultant or agent of any Person which is a competitor of any of the Seller Subsidiaries or a lessor, lessee, customer, licensee, or supplier of any of the Seller Subsidiaries (other than pursuant to arrangements on terms that would be obtained on an arms' length basis);

                  (b) owns, directly or indirectly, in whole or in part, any tangible property, patent, trademark, service mark, trade name, copyright, franchise, invention, permit or license which any of the Seller Subsidiaries is using or the use of which is necessary for the business of any of the Seller Subsidiaries; or

                  (c) has any cause of action or other suit, action or claim whatsoever against, or owes any amount to, any of the Seller Subsidiaries, except for claims in the ordinary course of business consistent with past practice, such as for accrued vacation pay, accrued benefits under Employee Benefit Plans and similar matters.

          Section 3.26 Books and Records. The minute books of Seller and of each Seller Subsidiary, copies of which covering the last three years have been delivered to Purchaser, contain true, complete and accurate records of all meetings and consents in lieu of meetings of their respective Board of Directors and any committees thereof (or Persons performing similar functions) and their respective shareholders since January 1, 2000. The stock ledgers of each of the Seller Subsidiaries, copies of which have been delivered to Purchaser, are true, complete and accurate.

          Section 3.27 Solvency. Immediately following the Closing, Seller will:
(a) have capital sufficient to carry on its business transactions and all business and transactions in which it is about to engage; (b) be able to pay its debts as they mature, including, without limitation, Liabilities for Taxes arising as a result of the consummation of the transactions contemplated hereby (except for Taxes for which Purchaser is liable as set forth in Section 11.12 of this Agreement and except for any Incremental Tax Liability, as described in
Section 5.16 of this Agreement, if Purchaser elects to undertake the Enyce Purchase) and (c) have assets whose fair market value exceeds its total Liabilities.

          Section 3.28 No Finder. Neither Parent, Seller nor any Seller Subsidiary has engaged, consented to or authorized any broker, finder, consultant, intermediary or third party (collectively, "Brokers") to act on its behalf in connection with the transactions contemplated hereby other than those Brokers the fees, commissions and/or other charges of which are the sole responsibility of Seller and/or Parent. Seller and Parent shall jointly and severally indemnify Purchaser from and against any Liability with respect to and all fees, commissions and other charges arising out of any claimed retention of any Broker by Parent, Seller and/or any Seller Subsidiary in connection with this Agreement and/or the transactions contemplated hereby.

          Section 3.29 U.S. Real Property Holding Corporation. No U.S. Seller Subsidiary is now or has ever been a "United States Real Property Holding Corporation" as defined in Section 897(c)(2) of the Code and Section 1.897-2(b) of the regulations thereunder.

          Section 3.30 No Misrepresentations. All documents and other papers delivered by or on behalf of Parent, Seller or any Seller Subsidiary in connection with this Agreement and the transactions contemplated hereby are true, complete, accurate and authentic copies of the originals thereof. Neither this Agreement nor the Seller Disclosure Schedule contain any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made, in the context in which made and as of the date specified, not false or misleading.

          Section 3.31 Seller Assets. The assets of Seller identified on Section
3.31 of the Seller Disclosure Schedule include all of the assets owned by or used by Seller.

          Section 3.32 U.S. Seller Subsidiaries. It is expressly acknowledged, notwithstanding anything to the contrary contained herein, that all the representations and warranties contained in this Article III (other than those set forth in Sections 3.01, 3.02, 3.03, 3.04 and, to the extent it relates to the December 31, 2001 Financial Statements, 3.05(b)), to the extent they relate or refer to a U.S. Seller Subsidiary, will be expressly qualified or deemed to be qualified by the Seller's Knowledge.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

          Purchaser represents and warrants to Seller as follows:

          Section 4.01 Organization and Authority. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware with all requisite limited liability company power and authority to carry out the transactions contemplated hereby.

          Section 4.02 Power and Authority; Effect of Agreement; No Violation.

                  (a) Purchaser has full power and authority to execute and deliver this Agreement and the Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly approved by Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement and the consummation by Purchaser of the transactions contemplated hereby. This Agreement has been, and each Document when executed by Purchaser will be, duly executed and delivered by Purchaser and constitutes or, when so executed, will constitute, assuming execution and delivery thereof by all parties other than Purchaser, a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and similar Laws now or hereafter in effect relating to or affecting creditors' rights and remedies generally and to general principles of equity.

                  (b) Neither the execution and delivery by Purchaser of this Agreement or any Document nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or violate any provision of the certificate of formation or operating agreement of Purchaser, or (ii) conflict with or violate any Law having jurisdiction over Purchaser and to which Purchaser or its properties is subject or by which Purchaser is bound or affected.

                  (c) Except for (i) the filing of notification and report forms with the United States Federal Trade Commission and the United States Department of Justice under the HSR Act and the expiration or termination of any applicable waiting period thereunder, if required and (ii) the filing of the applications and notices, as applicable, listed in Section 4.02(c) of the Purchaser Disclosure Schedule with foreign Governmental Authorities under the Foreign Competition Laws (the determinations of whether any such applications and notices are required is based in part on reliance on the revenue information and other financial information of the Seller Subsidiaries supplied by Seller to Purchaser), the issuance of consents, authorizations or approvals of such applications by such authorities, if required, and the expiration or termination of any applicable waiting periods thereunder, no material applications, notices to, consultations with, consents of, or filings with, any Governmental Authority, self-regulatory authority or third party are necessary in connection with the execution and delivery by Purchaser of the Documents to which it is a party and the consummation by Purchaser of the transactions contemplated thereby. The notices, notifications, filings, consents, authorizations, approvals, and expirations or terminations of waiting periods referred in clauses 4.02(c)(i) and 4.02(c)(ii) are hereinafter referred to as the "Requisite Purchaser Regulatory Approvals."

          Section 4.03 No Finder. Purchaser has not engaged, consented to or authorized any Broker to act on its behalf in connection with the transactions contemplated hereby other than those Brokers the fees, commissions and/or other charges of which are the sole responsibility of Purchaser. Purchaser shall indemnify Parent and Seller from and against any Liability with respect to any and all fees, commissions and other charges arising out of any claimed retention of any Broker by Purchaser in connection with the transactions contemplated hereby.

          Section 4.04 Investment Intent. Purchaser acknowledges that the Purchased Securities have not been registered under the Securities Act, and that the Purchased Securities may not be resold absent such registration or unless an exemption therefrom is available. Purchaser is acquiring the Purchased Securities for its own account, for investment purposes only and not with a view toward the distribution thereof within the meaning of the Securities Act.

          Section 4.05 Examination. None of Gene Yoon, Jon Epstein or Tom O'Riordan has disclosed directly by or indirectly to Lenard Tessler or Seth Plattus information that would lead them to reasonably conclude that any of the representations and warranties of Parent and Seller set forth in Article III with respect to any Korean Seller Subsidiary and, with respect to December 31, 2001 Financial Statements to the extent they relate or refer to any U.S. Seller Subsidiary, are incomplete, false, incorrect or inaccurate in any material respect; provided, that for the avoidance of doubt, the burden of proof with respect to any such disclosure shall be on Parent and Seller.

                                   ARTICLE V

                          ACTIONS PRIOR TO THE CLOSING

          The respective parties hereto covenant and agree to take the following actions between the date hereof and the Closing, and thereafter to the extent provided:

          Section 5.01 Investigation. The officers, employees and authorized representatives of Purchaser including, without limitation, independent public accountants, attorneys, financing sources and consultants, shall have reasonable access during normal business hours to the offices, properties and business and financial records (including computer files, retrieval programs and similar documentation) of Seller and each Seller Subsidiary; provided, that, except with respect to the U.S. Seller Subsidiaries, such access shall be subject to the approval either of Mr. Marco Isaia or Mr. Bruno Tufari, not to be unreasonably withheld or delayed (which shall be deemed to have been granted three Business Days after the date of the written request unless denied in writing); and provided, further, that Parent and Seller shall provide to Purchaser with copies of periodic management and financial reports of the Seller Subsidiaries promptly upon receipt thereof, and Parent and Seller shall furnish to Purchaser such additional information concerning Seller and each Seller Subsidiary and its properties, assets, business and operations as is reasonably requested by Purchaser. No investigation by Purchaser shall, however, diminish or obviate in any way any of the representations, warranties, covenants or agreements of Parent and Seller under this Agreement.

          Section 5.02 Preserve Accuracy of Representations and Warranties. Each of the parties hereto shall refrain from taking any action that would render any representation or warranty contained in Articles III or IV of this Agreement inaccurate in any material respect as of the Closing Date. Each party hereto will promptly notify the other of any action, suit or proceeding that shall be instituted or threatened against it to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement. Each party hereto shall promptly notify the other upon becoming aware of any facts or circumstances that cause any of such party's representations and warranties contained herein or relating to any matters required to be set forth in the Seller Disclosure Schedule or the Purchaser Disclosure Schedule, as applicable, to be untrue in any material respect. It is recognized and understood by each party that changes to the Schedules may become necessary as a result of the conduct of business in the ordinary course of business consistent with past practice between the date hereof and the Closing Date and not in violation of the provisions of Section 5.04. The parties shall deliver all such changes to each other not later than three Business Days before the Closing Date. It is expressly acknowledged that a change to a Schedule as a result of the conduct of the business in the ordinary course of business consistent with past practice and not in violation of the provisions of Section 5.04 between the date hereof and the Closing Date shall not constitute or be deemed to constitute a breach of the representation or warranty so supplemented, but it is further acknowledged that the recipient may be entitled not to Close if such change falls within the provision of Section 6.02. It is expressly acknowledged that the foregoing right to update the Schedules may not be used to cure a breach of any representation or warranty set forth herein that exists as of the date of this Agreement. Furthermore, any litigation against the Seller Subsidiaries commenced after the date of this Agreement but prior to the Closing Date shall be subject to indemnification in accordance with the provisions of section 9.01(a)(iv).

          Section 5.03 Further Action. (a) Each of the parties hereto shall execute and deliver such documents and take such further actions as may be reasonably necessary or desirable to carry out the provisions hereof and the transactions contemplated hereby. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all commercially reasonable efforts under the circumstances to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, the parties hereto shall cooperate in using their commercially reasonable efforts promptly (i) to effect all registrations and filings with, and to obtain all consents, amendments, permits or other actions from, any Person required to be made or obtained by the terms of this Agreement or otherwise necessary or desirable for the due and punctual consummation of the transactions contemplated hereby, and (ii) to fulfill all conditions to the consummation of the transactions contemplated by this Agreement. Seller shall use commercially reasonable efforts to obtain all of the consents set forth in Section 3.04 of the Seller Disclosure Schedule.

                  (b) Parent undertakes to act in a manner consistent with the consummation of the transactions contemplated hereby and, in any future meeting of Seller where a vote is taken for the adoption of this Agreement and the approval of the transactions contemplated hereby, to vote in favor thereof.

                  (c) Seller shall consult with Purchaser and its outside counsel prior to mailing any solicitation materials to its stockholders in connection with, or that reference, the transactions contemplated by this Agreement.

         Section 5.04 Operations Prior to the Closing Date.

                  (a) Between the date hereof and the Closing, Seller shall cause each of the Seller Subsidiaries to, operate and carry on its business only in the ordinary and normal course consistent with past practices and as presently operated except as business may be impacted by this Agreement. In furtherance and not in limitation of the foregoing, Seller shall, and shall cause each of the Seller Subsidiaries to use commercially reasonable efforts to,
(i) keep and maintain its assets and properties in substantially the same operating condition and repair (normal wear and tear excepted) as currently maintained, (ii) maintain its business organization intact and maintain its relationships with the suppliers, contractors, licensors, licensees, franchisees, distributors, employees, customers, distributors and others having business relations with Seller and the Seller Subsidiaries, (iii) continue all existing policies of insurance in full force and effect and at least at such levels as are in effect on the date hereof, or to replace any such policies with equivalent replacements, and (iv) duly comply with all applicable Laws. Seller will promptly notify Purchaser of any material lawsuits, claims, proceedings or investigations brought, asserted or commenced, or threatened in writing to be brought or asserted, against the Seller Subsidiaries or any of their officers or directors involving in any way the business, properties or assets of Seller or the Seller Subsidiaries.

                  (b) Notwithstanding anything to the contrary contained in
Section 5.04(a), except as expressly contemplated by this Agreement or except with the express prior written approval (making reference to this Section 5.04(b)) of Purchaser (which approval will act to prevent any action so approved from being deemed a breach of any representation, warranty or covenant of Parent or Seller set forth in this Agreement and shall be deemed to have been granted five Business Days after the date of receipt of the written request (making reference to this Section 5.04(b)) unless denied in writing), Seller shall not, and shall not permit or cause any Seller Subsidiary to:

                      (i) make any change in the compensation pattern and practices of the Seller or Seller Subsidiaries as established in preceding years, agree to any increase in the compensation payable or to become payable to any of their respective officers, directors, employees or agents, or enter into or modify any contract or other agreement requiring any of them to make payment to any officer, director or employee other than as required by Law, the provisions of such contract or paid in the ordinary course of business consistent with past practice;

                      (ii) incur any known Liability or make any expenditure, other than such as may be incurred or made in the ordinary course of business consistent with past practices, or create, incur, assume or guaranty any Indebtedness or enter into any capitalized leases; provided, that Purchaser's approval for the incurrence of Indebtedness in order to meet cash needs arising in the ordinary course of business consistent with past practice on market terms and with no prepayment penalties shall not be unreasonably withheld;

                      (iii) make any amendment or termination of any material agreement to which it is or was a party or beneficiary or by which it is or was bound, or cancel, modify or waive any debts owed to or claims held by it (including the settlement of any claims or litigation), or waive any substantial right. Without limiting the generality of the foregoing, Seller shall not and shall not permit any Seller Subsidiary to, modify or terminate the Brandon Woods Synthetic Lease (other than the repayment thereof in accordance with its terms following commencement of formal legal action for such repayment; provided that Purchaser's approval for the incurrence of any such Indebtedness on market terms and with no prepayment penalties shall not be unreasonably withheld) or the U.K. Flagship Store Lease, settle any claims or take any other action with respect thereto, other than the continued payment of rent in accordance with past practice, except with the prior written consent of Purchaser in its sole discretion;

                      (iv) sell, transfer, distribute, lease, abandon or otherwise dispose of or mortgage, pledge or impose or suffer to be imposed any Encumbrance on, any of its assets, properties or businesses, except for sales of inventory in the ordinary course of business consistent with past practice and except for Permitted Encumbrances;

                      (v) delay payment of any account payable or other liability beyond its due date or the date when such liability would have been paid in the ordinary course of its business consistent with past practice, other than as a result of a good faith dispute with the payee or creditor;

                      (vi) sell, assign, license or transfer any Intellectual Property or other intangible assets;

                      (vii) extend credit other than in the ordinary course of business consistent with past practice or make any change in its credit practices, its method of accounting or accounting principles or practices, its methods of maintaining its books, accounts or business records, or its depreciation or amortization policies or rates theretofor adopted;

                      (viii) enter into any agreement which is not cancelable without liability or cost on not more than 90 days notice and involving the annual payment of more than (euro)150,000 to which it is a party or by which it or its assets, properties or businesses are bound or subject, or pursuant to which it agrees to indemnify any Person or to refrain from competing with any Person;

                      (ix) enter into or amend any contract or other agreement with any labor union or association representing any employee; or adopt, enter into or amend any Benefit Arrangement or Foreign Plan or make any change in the actuarial methods or assumptions used in funding any defined benefit Pension Plan, or make any change in the assumptions or factors used in determining benefit equivalencies thereunder, in each case other than as required by applicable Law;

                      (x) reduce its cash or short-term investments or their equivalent, other than to meet cash needs arising in the ordinary course of business consistent with past practice;

                      (xi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or other reorganization;

                      (xii) amend its articles of incorporation, charter, bylaws or equivalent documents;

                      (xiii) revalue any portion of its assets, properties or businesses including, without limitation, any write-down of the value of inventory or other assets or any write-off of notes or accounts receivable, except as required by GAAP or local statutory accounting principles;

                      (xiv) materially change any of its business policies as applicable to the business of the Seller Subsidiaries generally or as applicable to any Significant Seller Subsidiary, including, without limitation, advertising, marketing, pricing, purchasing, personnel, sales, returns, budget or product acquisition policies;

                      (xv) make any loan or advance to any of its officers, directors, employees, individual consultants, individual agents, Affiliates or other representatives, (excluding any amateur, professional or semi-professional athletes who are party to an endorsement, sponsorship or consulting arrangement with Seller or the Seller Subsidiaries), other than travel advances made in the ordinary course of business in a manner consistent with past practice, or as required by applicable Law or collective bargaining agreements);

                      (xvi) make any severance or termination payment to any of its officers, directors, employees, individual consultants, individual agents or other representatives, (excluding any amateur, professional or semi-professional athletes who are party to an endorsement, sponsorship or consulting arrangement with Seller or the Seller Subsidiaries) other than payments in the ordinary course of business consistent with past practice or as required by the arrangements referred to in Section 3.14(a) of the Seller Disclosure Schedule or by Law, or make any commitment for any such payment;

                      (xvii) make any capital expenditures in excess of
(euro)100,000 individually or (euro)500,000 in the aggregate;

                      (xviii) enter into any contract for the purchase or lease of real estate;

                      (xix) cancel any existing policies or binders of insurance except in connection with the renewal or replacement of such policies or binders;

                      (xx) make any acquisition of all or (other than in the ordinary course of business) any part of the assets, properties, capital stock or business of any other Person; or

                      (xxi) other than as specifically contemplated by this Agreement, agree or commit to do, authorize or approve any action to do, any of the foregoing.

                  (c) Notwithstanding anything to the contrary contained in
Section 5.04(a) or (b), Seller shall not permit or cause any Seller Subsidiary to:

                      (i) declare, set aside, or pay any dividend or other distribution payable in cash, securities or other property with respect to, redeem, retire, reclassify, purchase or otherwise acquire, any shares of its capital stock (or other equity interests) other than to or for the benefit of another Seller Subsidiary, except to the extent required to comply with Section
5.12 of this Agreement;

                      (ii) prepay, redeem, purchase, defease or otherwise satisfy in any manner any indebtedness required to be paid by Seller pursuant to
Section 6.06 or make any payments with respect thereto except for accrued interest payments for the fourth quarter of 2002, as reflected on the December 31, 2002 Financial Statements, or other regularly scheduled interest payments payable in 2003 in accordance with the provisions of the applicable loan agreements; provided, that Seller may cause a Seller Subsidiary to make a payment of principal with respect to such indebtedness, but in such event Seller shall make a cash capital contribution in the aggregate amount of any such principal repayment(s) promptly after such payment, but in any event prior to Closing, directly or indirectly, to the Seller Subsidiary that was obligated for such indebtedness; or

                      (iii) make any other payments to Seller or Parent, except as set forth in Section 5.04(c)(iii) of the Seller Disclosure Schedule.

          Section 5.05 No Public Announcement. Except as stated in Section 5.05 of the Seller Disclosure Schedule, without the prior approval of Purchaser (which shall not be unreasonably withheld), neither Parent nor Seller shall, and Seller shall not permit any Seller Subsidiary to, make any press release or other public announcement concerning the transactions contemplated by this Agreement except as may be required by any applicable Law. Without the prior approval of Seller (which shall not be unreasonably withheld), Purchaser shall not make any press release or other public announcement concerning the transactions contemplated by this Agreement except as may be required by applicable Law. If any of Purchaser, Parent, Seller or any Seller Subsidiary determines that it is required by applicable Law to make disclosure, it shall send notice to such effect, accompanied by the text of the proposed disclosure, to the other parties as far in advance as practicable, and shall reasonably consider any comments made by the other parties relating to the proposed disclosure.

          Section 5.06 Interim Financial Statements. Seller shall deliver to Purchaser copies of monthly financial statements with respect to the Seller Subsidiaries, in the same form as the November monthly financial statements previously delivered to Purchaser, no later than 20 days after the end of each month, and quarterly or annual financial statements and any other management reports that may be prepared in the ordinary course by or on behalf of Seller or any of the Seller Subsidiaries during the period from the date hereof through the Closing Date. Such financial statements shall fairly present the consolidated financial position and, if applicable, the consolidated results of operations of Seller and/or the Seller Subsidiaries as at the dates and for the periods indicated, and shall be prepared on a basis consistent and (i) with respect to any monthly statements, in accordance with GAAP and past practice, and (ii) with respect to quarterly financial statements, in accordance with GAAP and consistent with the basis upon which the Financial Statements have been heretofore prepared.

          Section 5.07 Regulatory Filings. Seller shall make, or cause to be made, all filings necessary to obtain all Requisite Seller Regulatory Approvals listed on Section 3.04(c) of the Seller Disclosure Schedule within 30 days of the date hereof and Purchaser shall make all filings necessary to be made by Purchaser in connection therewith during such 30-day period. Purchaser shall make, or cause to be made, all filings necessary to obtain all Requisite Purchaser Regulatory Approvals listed on Section 4.02(c) of the Purchaser Disclosure Schedule within 30 days of the date hereof and Seller shall make all filings necessary to be made by Seller in connection therewith during such 30-day period. The parties shall use their commercially reasonable best efforts to respond to any requests for additional information made by any Governmental Authority to which any such filing was made, to cause any applicable waiting periods to terminate or expire at the earliest possible date and to resist vigorously, at their respective cost and expense, any assertion that the transactions contemplated herein constitute a violation of any United States Antitrust Laws, or Foreign Competition Laws, all to the end of expediting consummation of the transactions contemplated herein; provided, however, that neither Purchaser nor Seller shall be required to institute or defend legal proceedings if either Purchaser or Seller shall determine that continuing such resistance is not in its best interests.

          Section 5.08 Non-Competition; No Solicitation.

                  (a) Neither Seller, Parent nor any of their Subsidiaries shall, for a period of two years commencing on the Closing Date and ending on the second anniversary thereof, directly or indirectly, (except for Joseph Abboud):

                      (i) engage in any managerial, manufacturing, contracting or subcontracting, administrative, advisory, operational or sales activities in a Restricted Business anywhere in the Restricted Area, each as defined below, other than (A) a less than 5% interest in a corporation having securities which are listed for trading on a national securities exchange) or (B) any interest in a corporation or other business entity whose activities in the Restricted Business represent less than 15% of its turnover;

                      (ii) organize, establish, operate, own, manage, control or have a direct or indirect investment or ownership interest in a Restricted Business subject to the same exceptions set forth in subsection (i) above; or

                      (iii) employ or hire, or seek or solicit to employ or hire, any of the current officers of the Seller Subsidiaries or any Person that is or was, at any time within the six-month period preceding the Closing Date, an officer of the Seller Subsidiaries or otherwise solicit, encourage, cause or induce any officer of Purchaser or any of its Affiliates to terminate such employee's employment with such entity for the employment of another company.

                  (b) For purposes of this Section 5.08:

                      (i) "Restricted Business" means the business of manufacturing and distributing active apparel and footwear.

                      (ii) "Restricted Area" means anywhere in the world.

                  (c) Parent and Seller each acknowledge that (i) the business of the Seller Subsidiaries is international in scope; (ii) Purchaser would not purchase the Purchased Securities but for the agreements and covenants of Parent and Seller in this Section 5.08; and (iii) the consideration to be paid by Purchaser pursuant to this Agreement is sufficient consideration for the obligations undertaken pursuant to this Section 5.08.

                  (d) The parties hereto agree and acknowledge that the restrictions set forth herein are reasonable as to form and scope. Notwithstanding the foregoing, in the event that this Section 5.08 shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographic area or range of activities, it shall be interpreted to extend only over the maximum period of time, geographic area or range of activities as to which it may be enforceable.

                  (e) Seller and Parent each recognizes and acknowledges that in the event of its failure to comply with any of the covenants contained in this
Section 5.08, it may be impossible to measure in money the damages to Purchaser and that in the event of such failure, Purchaser may not have an adequate remedy at Law. It is therefore agreed that Purchaser, in addition to any other rights or remedies which it may have, shall be entitled to immediate injunctive relief to enforce such covenants, and that if any action or proceeding is brought in equity to enforce the same, neither Seller nor Parent will claim, as a defense, that there is an adequate remedy at Law.

          Section 5.09 No Solicitation of Other Offers. From the date hereof until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article VIII hereof, Seller and Parent agree to deal exclusively with Purchaser and its Affiliates and not permit any of their respective officers, directors, Affiliates or representatives to, without Purchaser's prior written consent, directly or indirectly, solicit or encourage the submission of offers for or engage in any negotiations, meetings or other communications with any other person with respect to the transactions contemplated by this Agreement or any other transaction the consummation of which could reasonably be expected to materially impede, prevent or delay consummation of the transactions contemplated by this Agreement. To the extent that any such communication (including a request for information) or offer is received, Parent or Seller shall promptly communicate the same to Purchaser.

          Section 5.10 Change and Use of Name. Seller shall, within 90 Business Days of consummation or withdrawal of any tender offer by Parent to the shareholders of Seller and/or holders of Seller's ADSs, and in any event within nine months from the Closing Date, change its corporate name to any name so as not to include the word "Fila" or any variant or abbreviation thereof. During such period Seller and Parent shall have the right to use the name "Fila" solely in connection with such tender offer, the filing of reports, schedules and statements with the SEC or as otherwise required by applicable Law, and for administrative and ministerial acts in connection with its corporate existence and changing its name.

          Section 5.11 Pre-Closing Transfer. At or prior to the Closing, Seller shall assign, convey, distribute or otherwise transfer to one or more Seller Subsidiaries or other newly formed entities formed by Purchaser at its sole expense, as designated by Purchaser in its sole discretion, all rights, title and interest of Seller in the assets and liabilities of Seller set forth on
Section 5.11 of the Seller Disclosure Schedule (which shall exclude all Indebtedness of Seller and any tax asset or other Liability of Seller). No such transfer to such a newly formed entity shall be deemed a violation of any representation, warranty or covenant of Parent or Seller. It is expressly acknowledged that with respect to the employees listed on Section 5.11 of the Seller Disclosure Schedule the only obligation of Seller to transfer such employees is to cause a Seller Subsidiary to make an offer of employment to such employee on the same terms and conditions as exist as of the date hereof and if the offer is accepted, the liability for the severance obligations for such employee shall be the exclusive obligation of the applicable Seller Subsidiary and not Seller. Employees listed on Section 5.11 of the Seller Disclosure Schedule who do not accept such offer of employment will not be subject to the provisions of Section 5.08(a)(iii) and any severance obligations with respect to such employees will remain the exclusive obligation of Seller and not Purchaser or any Seller Subsidiary.

          Section 5.12 Affiliate Accounts and Transactions. At or prior to the Closing, Seller shall contribute to the capital of the Seller Subsidiaries all Indebtedness then owed by the Seller Subsidiaries to Seller and Parent (or if the parties mutually agree, assign all or a portion of such Indebtedness to Purchaser, one or more of its Affiliates or one or more of the Seller Subsidiaries) and Seller shall cancel or otherwise settle, at no expense to Seller, the Seller Subsidiaries or Purchaser, all agreements, arrangements and understandings between the Seller Subsidiaries and Seller or Parent, and at the Closing, Parent and Seller shall deliver a release to Purchaser acknowledging that no Seller Subsidiary has any outstanding obligation or further liability to Parent or Seller.

          Section 5.13 Insurance. Seller and/or Parent, as applicable, shall use commercially reasonable efforts to (a) obtain a D&O Insurance Policy for FUI which is retroactively dated as of July 1992, (b) add Purchaser and/or one or more Seller Subsidiaries, as applicable, as named insured(s) to all occurrence-based Historical Insurance Policies, if any, and (c) maintain in place Parent's current D&O Insurance Policy for at least 6 years after the Closing Date, while maintaining the same retroactive date of such policy.

          Section 5.14 Italian Tax Amnesty. Seller shall have the right to receive the benefit of, and cause the applicable Seller Subsidiaries to receive the benefit of, the Italian law decree N282 of 2002 and of the articles 15 and 16 of the Italian law N 289 of 2002 with respect to tax matters relating to the period up to December 31, 2001 (the "Tax Amnesty"). It is expressly acknowledged that the costs of such Tax Amnesty shall be borne exclusively by Seller or Parent.

          Section 5.15 U.S. Seller Subsidiaries. It is expressly acknowledged that the responsibility of Parent and Seller under Sections 5.02 and 5.04 to the extent they relate or refer to a U.S. Seller Subsidiary is to instruct affirmatively in writing each such U.S. Seller Subsidiary to conduct its business in accordance with the provisions of Sections 5.02 and 5.04, and Parent and Seller shall use their commercially reasonable efforts to cause and monitor such compliance; provided, that if Parent and Seller have complied with the foregoing, Parent and Seller shall not be liable for any breach of any provision of Section 5.02 or 5.04, as applicable, by a U.S. Seller Subsidiary if Parent and/or Seller do not have Knowledge of such breach.

          Section 5.16 Certain Tax Matters. Prior to the Closing Date, Parent, Seller and Purchaser shall each use their best efforts, and shall each cause their Affiliates and agents to use their best efforts, to determine the net additional Tax, if any, that would be payable by Parent or Seller to any taxing authority if Purchaser were to elect to undertake the Enyce Purchase that would not have been payable if Purchaser were not to make such election (the "Incremental Tax Liability").

          Section 5.17 Fila Sport Iberica. Prior to the Closing Date, Seller shall cause Fila Sport Iberica S.A. to be in compliance with all applicable corporate Law and current with all of its filings, and shall provide evidence reasonably satisfactory to Purchaser thereof prior to the Closing Date.

          Section 5.18 Ferrari. Seller shall use commercially reasonable efforts to obtain prior to the Closing a letter from Ferrari S.p.A. ("Ferrari") according to which Ferrari confirms that should it decide to terminate the license agreement between Ferrari and FSS, dated June 7, 2001, pursuant to
Article 29 thereof, it will authorize FSS to sell off the Ferrari inventory in accordance with Article 10 (which shall allow Purchaser 90 days from the later of Closing Date or the date of termination to sell or dispose of such inventory) (the "Consent Letter"). In the event that Seller does not deliver to Purchaser the Consent Letter not less than two days prior to the Closing Date, Seller shall, promptly after the Closing, purchase all of the Ferrari inventory existing at the time of the termination at book value, it being acknowledged that Section 5.08 of this Agreement shall not apply with respect to the purchase and resale of such inventory.

                                   ARTICLE VI

                CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER

          The obligations of Purchaser to consummate the transactions contemplated under this Agreement shall, at the option of Purchaser, be subject to the satisfaction, at or prior to the time of Closing, of the conditions set forth in this Article VI. Purchaser may waive any or all of such conditions, in whole or in part without prior notice.

          Section 6.01 No Misrepresentations or Breach of Covenants and Warranties.

                  (a) The representations and warranties set forth in Article III shall be true and correct in all material respects when made and, subject to
Section 5.02, on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (in each case, other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct in all material respects as of the date so specified, and other than those representations and warranties that are qualified by materiality or Material Adverse Effect which shall be true and correct in all respects as so qualified).

                  (b) Seller and Parent shall each have performed and complied with all of the covenants and agreements required to be performed by such party under this Agreement at or prior to the Closing.

                  (c) Seller and Parent shall have delivered to Purchaser a certificate, dated the Closing Date, signed by Seller and Parent to the foregoing effect and stating that all conditions to Purchaser's obligations hereunder have been satisfied.

          Section 6.02 No Material Adverse Effect. Between the date hereof and the Closing Date, no event or condition of any character which, individually or in the aggregate, constitutes a Material Adverse Effect shall have occurred. The cumulative consolidated EBITDA of the Seller for the period from January 1, 2003 through any month end prior to the Closing Date, computed on a basis consistent with the computation of EBITDA for November 2002, as set forth on Exhibit B, shall not have been more than (euro)5 million less than budgeted cumulative consolidated EBITDA of the Seller for such period as set forth in Exhibit C. Seller shall prepare and deliver to Purchaser at or prior to the Closing a statement of the consolidated EBITDA of Seller for the period commencing January 1, 2003 and ending on the last day of the calendar month preceding the calendar month which includes the Closing Date, certified by its President and Chief Financial Officer.

          Section 6.03 Legislation. Since the date hereof, no Law shall have been adopted, revised or interpreted, by any Governmental Authority, which would require, upon or as a condition to the acquisition of the Purchased Securities by Purchaser as a consequence of the consummation of the transactions contemplated hereby, the divestiture or cessation of the conduct of any business presently conducted by the Seller Subsidiaries, on the one hand, or by Purchaser or any of its Affiliates, on the other hand, or which, individually or in the aggregate, have a material adverse effect on the Seller Subsidiaries taken as a whole in the event that the transactions contemplated hereby are consummated.

          Section 6.04 No Restraint. No material action, suit or proceeding shall have been instituted or threatened in writing prior to the Closing to restrain, prohibit or obtain damages or other relief, or otherwise interfere with the performance of any material obligation of any party under this Agreement or the Documents, the consummation of any transaction contemplated hereby or thereby, or the ownership of the Purchased Securities by Purchaser, or which otherwise questions the legality or validity of any transaction contemplated hereby or thereby or which might affect the right of Purchaser to own, operate or control, after the Closing, the assets, properties and businesses of the Seller Subsidiaries unless (i) such action, suit or proceeding shall have no material likelihood of success (as determined by Purchaser acting reasonably and in good faith) or is not made against and would not, even if successful, interfere with the transactions contemplated hereby or lead to any Liability of Purchaser or the Seller Subsidiaries or (ii) Parent fully and unconditionally indemnifies Purchaser from the full amount of any Loss in respect of such action, suit or proceeding; and no temporary, preliminary or permanent injunction or restraining order shall have been issued by any judicial or administrative tribunal of competent jurisdiction which would have any of the foregoing effects.

          Section 6.05 Requisite Consents and Regulatory Approvals; Permits. Seller shall have obtained, and delivered to Purchaser copies, of all Requisite Seller Regulatory Approvals and Purchaser shall have obtained all Requisite Purchaser Regulatory Approvals.

          Section 6.06 Repayment of Indebtedness; Discharge of Encumbrances. Without prejudice to the last provision of Section 5.04(c)(ii) at or prior to the Closing, Seller shall have (a) repaid all of the indebtedness of the Seller Subsidiaries set forth in Section 6.06 of the Seller Disclosure Schedule, being the indebtedness set forth in the December 31, 2002 Financial Statements to the extent required by GAAP excluding, for the avoidance of doubt, the Brandon Woods Synthetic Lease which shall remain the liability of the Seller Subsidiary obligated thereunder, and (b) delivered to Purchaser evidence in form satisfactory to Purchaser of the discharge of such indebtedness (including, without limitation, a release of the Citibank Litigation and of the release and discharge of any Encumbrances (other than Permitted Encumbrances) encumbering any property or assets of the Seller Subsidiaries. It is expressly acknowledged, for the avoidance of doubt, that any indebtedness incurred between January 1, 2003 and Closing (i) for the purpose of meeting cash needs arising in the ordinary course of business consistent with past practice and, after the date hereof, approved by Purchaser pursuant to Section 5.04(b)(ii) or (ii) to repay the amounts outstanding under the Brandon Woods Synthetic Lease in accordance with Section 5.04(b)(iii), will remain the exclusive responsibility of the Seller Subsidiary obligated thereunder and not of Parent or Seller, and to the extent this new indebtedness is constituted by new debt to Parent or Seller, Purchaser will cause it to be repaid at Closing.

          Section 6.07 Securities. Seller shall have tendered to Purchaser (a) the stock certificates representing all of the Purchased Shares in accordance with Section 2.04 hereof, together with duly executed stock powers endorsed in blank and/or such other documents (including, without limitation, notarial deeds of transfer) as may be appropriate to effectuate such transfer, (b) the deed of transfer for the transfer of the Purchased Quotas in accordance with Section
2.04 hereof, duly executed and certified by a notary public licensed under Italian Law, together with such other documents as may be appropriate to effectuate such transfer and (c) if Purchaser has elected to enter into the Enyce Purchase, the LLC Interests by delivery of the membership agreement of Enyce LLC amended to replace FUI with Purchaser or its designee as the sole member and/or such other documents as may be appropriate to effectuate such transfer.

          Section 6.08 Opinion. Purchaser shall have received a written opinion from Patterson, Belknap, Webb & Tyler LLP, counsel to Parent and Seller, and the written opinion of Gilberti e Associati, counsel to Parent and Seller, each in the form attached hereto as Exhibit D,

          Section 6.09 Release. Purchaser shall have received a release of all claims Parent or Seller may have against the Seller Subsidiaries in the form attached hereto as Exhibit E.

          Section 6.10 Corporate Action. Parent and Seller shall have furnished Purchaser with certified copies of all resolutions and authorizations adopted by their respective Boards of Directors in relation to this Agreement or any transaction contemplated herein, each in form and substance reasonably satisfactory to Purchaser.

          Section 6.11 Resignations. Purchaser shall have received the resignation of those directors of the Seller Subsidiaries identified in writing by Purchaser to Seller not less than 20 days prior to the Closing Date.

          Section 6.12 Proceedings and Documents Satisfactory. Purchaser shall have received such certificates and documents as it may reasonably require in order to consummate the transactions contemplated hereby, all of which shall be in form and substance satisfactory to it. All proceedings in connection with the purchase of the Purchased Securities shall be satisfactory in form and substance to Purchaser acting reasonably and in good faith.

                                  ARTICLE VII

            CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND SELLER

          The obligation of Parent and Seller to consummate the transactions contemplated under this Agreement shall, at the option of Parent and Seller, be subject to the satisfaction, at or prior to the time of Closing, of the conditions set forth in this Article VII. Parent and Seller may waive any or all of such conditions, in whole or in part without prior notice.

          Section 7.01 No Misrepresentations or Breach of Covenants and Warranties.

                  (a) The representations and warranties set forth in Article IV shall be true and correct in all material respects when made and on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (in each case, other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be true and correct in all material respects on the date so specified).

                  (b) Purchaser shall have performed and complied with all of the covenants and agreements required to be performed by it under this Agreement and the Documents at or prior to the Closing.

          Section 7.02 No Restraint. No action, suit or proceeding shall have been instituted or threatened prior to the Closing to restrain, prohibit or obtain damages or other relief, or otherwise interfere with the performance of any material obligation of any party under this Agreement or the Documents, the consummation of any transaction contemplated hereby or thereby, or the ownership of the Purchased Securities by Purchaser, or which otherwise questions the legality or validity of any transaction contemplated hereby or thereby, and no temporary, preliminary or permanent injunction or restraining order shall have been issued by any judicial or administrative tribunal of competent jurisdiction which would have any of the foregoing effects.

          Section 7.03 Requisite Consents and Regulatory Approvals. Purchaser shall have obtained, and delivered to Seller copies of, all Requisite Purchaser Regulatory Approvals and Seller shall have obtained all Requisite Seller Regulatory Approvals.

          Section 7.04 Corporate Action. Purchaser shall have furnished Seller with certified copies of all resolutions and authorizations adopted by its Board of Directors in relation to this Agreement or any transaction contemplated herein, each in form and substance reasonably satisfactory to Seller.

                                  ARTICLE VIII

                                   TERMINATION

          Section 8.01 Termination by Mutual Consent. This Agreement may be terminated any time prior to the Closing by the written consent of Purchaser, Parent and Seller.

          Section 8.02 Termination by Seller, Parent or Purchaser. This Agreement may be terminated any time prior to the Closing by either Purchaser, Parent or Seller if any permanent injunction or other order of any Governmental Authority preventing the consummation of the transactions contemplated hereby shall have become final and non-appealable.

          Section 8.03 Termination by Purchaser. Purchaser may terminate this Agreement at any time prior to the Closing by notice to Seller:

                  (a) upon a material breach of any representation, warranty, covenant or agreement on the part of Seller or Parent set forth in this Agreement or the other Documents, or if any representation or warranty of Seller or Parent shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 6.01 would not be satisfied; provided, however, that Parent and Seller shall have 10 days after written notice of such default, specifying in reasonable detail the nature of such default, is given to Parent or Seller by Purchaser to cure such breach; or

                  (b) if the Closing shall not have occurred by September 30, 2003, provided, that the failure of the Closing to occur on or before such date is not due to the failure by Purchaser to perform and comply in all material respects with its covenants and agreements contained in this Agreement or any of the other Documents that are required to be performed or complied with at or prior to Closing.

          Section 8.04 Termination by Parent and Seller. Parent and Seller may terminate this Agreement at any time prior to the Closing by written notice to
Purchaser:

                  (a) upon a material breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement or the other Documents, or if any representation or warranty of Purchaser shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 7.01 would not be satisfied; provided, however, that Purchaser shall have 10 days after written notice of such default, specifying in reasonable detail the nature of such default, is given to Parent or Seller by Purchaser to cure such breach; or

                  (b) if the Closing shall not have occurred by September 30, 2003, provided, that the failure of the Closing to occur on or before such date is not due to the failure by Parent or Seller to perform and comply in all material respects with their respective covenants and agreements contained in this Agreement or any of the other Documents that are required to be performed or complied with at or prior to Closing.

          Section 8.05 Fees and Expenses. Except as set forth in this Section 8.05, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by this Agreement are consummated.

          Section 8.06 Effect of Termination. If this Agreement is terminated pursuant to this Article VIII, all further obligations of the parties under this Agreement (other than those contained in Sections 3.28, 4.03, and 5.05, Article XI and the Confidentiality Agreement, which shall continue in effect) shall be terminated and shall be of no further force and effect, and no party hereto will have any further liability to any other party hereto; provided, that nothing herein shall relieve any party from liability for such party's breach of this Agreement.

                                   ARTICLE IX

                                 INDEMNIFICATION

          Section 9.01 Indemnification by Seller and Parent.

                  (a) For the time periods and subject to the limitations and conditions set forth in this Article IX, Seller and Parent agree, jointly and severally, to indemnify and hold harmless and defend Purchaser and its successors and assigns and its officers, directors and employees (individually, a "Purchaser Indemnified Party", and collectively, the "Purchaser Indemnified Parties") from and against all Losses that are sustained or incurred by any of the Purchaser Indemnified Parties by reason of, resulting from or arising out of all or any of the following:

                      (i) any breach of any of Seller's or Parent's representations or warranties contained in this Agreement or any Document;

                      (ii) any breach of, or failure by, Seller or Parent to perform any of its covenants, agreements or other obligations contained in this Agreement or in any Document;

                      (iii) any claims of stockholders of Seller or Parent based on or resulting from this Agreement or the transaction contemplated herein and including, without limitation, the Seller's vote solicitation, rights offering, or any tender offer made by Parent or Seller;

                      (iv) any action, suit or proceeding that is disclosed or commenced during the period from the date of this Agreement through the Closing Date with respect to any acts, facts, events or circumstances prior to the Closing Date, other than any acts, facts, events or circumstances of or related to a U.S. Seller Subsidiary;

                      (v) the Citibank Litigation and the litigation referred to in Section 3.18 of the Seller Disclosure Schedule under "Fila Sport S.p.A. - Dieseel Gmbh, Pt International, Rising and Others" and any other act, fact, event or circumstance related thereto and relating to the period prior to Closing; or

                      (vi) the litigation referred to in Section 3.18 of the Seller Disclosure Schedule under "Fila U.S.A. Inc. - Gabriela Sabatini", "Fila Sport S.p.A. - Giacometti Marino" and "Fila U.S.A. Inc. - Levi Strauss & Co.", in each case with respect to any act, fact, event or circumstance related thereto and relating to the period prior to Closing Date.

                  (b) Seller's and Parent's obligations to indemnify the Purchaser Indemnified Parties pursuant to this Section 9.01 shall be limited to claims for indemnification that are made in writing on or before the 18 month anniversary of the Closing Date, except for claims under Sections 3.08, 3.16 and 3.20, which must be made on or before the fifth anniversary of the Closing Date and claims under Sections 3.01, 3.02, 3.03 and 3.04(a), which shall survive indefinitely.

          Section 9.02 Indemnification by Purchaser. (a) For the time periods and subject to the limitations and conditions set in this Article IX, Purchaser agrees to indemnify and hold harmless and defend Seller and Parent and their respective successors and permitted assigns and their respective officers, directors and employees (individually a "Seller Indemnified Party" and collectively, the "Seller Indemnified Parties") from and against any and all Losses that are sustained or incurred by any of the Seller Indemnified Parties by reason of, resulting from or arising out of all or any of the following:

                      (i) any breach of any of Purchaser's representations or warranties contained in this Agreement or in any Document;

                      (ii) any breach of, or failure by, Purchaser to perform any of its covenants, agreements or other obligations contained in this Agreement or in any Document; or

                      (iii) if Purchaser elects to undertake the Enyce Purchase, any net additional Taxes paid by Seller or Parent to any taxing authority as a result of such election that would not have been incurred if Purchaser had not made such election, but only to the extent such net additional Taxes exceed the Incremental Tax Liability paid pursuant to Section 2.02(b).

                  (b) Purchaser's obligations to indemnify the Seller Indemnified Parties shall be limited to claims for indemnification that are made in writing on or before the 18 month anniversary of the Closing Date except for claims under Section 9.02(a)(iii) above which must be made on or before the fifth anniversary of the Closing Date.

          Section 9.03 Claims Procedure. Except with respect to Third Party Claims covered by Section 9.04, any Purchaser Indemnified Party or Seller Indemnified Party who wishes to make a claim for indemnification for a Loss pursuant to this Article IX (an "Indemnified Party") shall give written notice to each Person from whom indemnification is being claimed (an "Indemnifying Party") within 30 days after it acquires knowledge of the fact, event or circumstances giving rise to the claim for the Loss; provided, however, that the Indemnified Party shall not be foreclosed from seeking indemnification pursuant to this Article IX as a result of any failure to provide timely notice of the existence of such claim for a Loss to the Indemnifying Party except and only to the extent that the Indemnifying Party has been materially damaged or prejudiced as a result of such delay. The Indemnified Party shall supply the Indemnifying Party with such information and documents as it has in its possession regarding such claim, together with all pertinent information in its possession regarding the amount of the Loss it asserts it has sustained or incurred, and will permit the Indemnifying Party to inspect such other records and books in the possession of the Indemnified Party and relating to the claim and asserted Loss as the Indemnifying Party shall reasonably request. The Indemnifying Party shall have a period of 30 days after receipt by the Indemnifying Party of such notice and such evidence to either (i) agree to the payment of the Loss to the Indemnified Party or (ii) contest the payment of the Loss. If the Indemnifying Party does not agree to or contests the payment of the Loss within such 30 day period, the Indemnifying Party shall be deemed not to have accepted the Loss and the parties shall negotiate in good faith to seek a resolution of such dispute and, if not resolved through negotiations, such dispute will be resolved in accordance with
Section 11.04 of this Agreement. If the Indemnifying Party agrees to the payment of the Loss within such 30 day period, it shall, within 10 Business Days after such agreement, pay to the Indemnified Party the amount of the Loss that is payable pursuant to, and subject to the limitations set forth in, this Article IX.

          Section 9.04 Third Party Claims.

                  (a) Except with respect to claims related to Taxes covered by
Section 10.01(c), if any claim or action at law or suit in equity is instituted by a third party against an Indemnified Party (each, a "Third Party Claim") with respect to which an Indemnified Party intends to claim indemnification for any Losses under this Article IX, such Indemnified Party shall give written notice to each Indemnifying Party within 30 days after it has knowledge of a written assertion of liability from the third party and shall not make any admissions or acceptances; provided, however, that the Indemnified Party shall not be foreclosed from seeking indemnification pursuant to this Article IX as a result of any failure to provide timely notice of the existence of such Third Party Claim to the Indemnifying party except and only to the extent that the Indemnifying Party has been materially damaged or prejudiced as a result of such delay. The Indemnified Party shall supply the Indemnifying Party with such information and documents as it has in its possession regarding such claim, together with all pertinent information in its possession regarding the amount of the Loss it asserts it has sustained or incurred, and will permit the Indemnifying Party to inspect such other records and books in the possession of the Indemnified Party and relating to the claim and asserted Loss as the Indemnifying Party shall reasonably request.

                  (b) Except as otherwise provided herein, the Indemnifying Party shall have the right to conduct and control, at its own expense, through counsel of its choosing (which counsel shall be reasonably satisfactory to the Indemnified Party), the defense of a Third Party Claim so long as the Indemnifying Party notifies the Indemnified Party that it has agreed to indemnify the Indemnified Party (subject to the limitations on indemnification set forth herein) for any and all Losses arising out of or resulting from the Third Party Claim that it is assuming the right to conduct and control the defense of within 15 Business Days of its receipt of the initial notice of the Third Party Claim, and shall do so in good faith; provided, however, that the Indemnified Party may participate at its own expense, with counsel of its choosing, in the defense of such third party action or suit although such action or suit shall be controlled by the Indemnifying Party. Notwithstanding the foregoing, in connection with any Third Party Claim as to which the Indemnified Party shall reasonably conclude that, with the exclusion of tax matters (which are governed by Article X) and the litigations set forth in Section 9.01(a)(v) and (vi), (i) there is a material conflict of interest between the Indemnifying Party and the Indemnified Party in the conduct of the defense of such Third Party Claim, (ii) there are specific defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party and which could be materially adverse to the Indemnifying Party, (iii) the Third Party Claim is for an amount greater than the Cap or less than the Deductible or (iv) the Third Party Claims seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party, then the Indemnified Party shall have the right, at the expense of the Indemnifying Party, to conduct and control, through counsel of its choosing, the defense of such Third Party Claim and shall do so in good faith; provided, however, that in each of the forgoing cases the Indemnifying Party shall have the same right to participate in the defense, subject to the control of the Indemnified Party, at its own expense. The Indemnified Party shall in any event defend any such matters vigorously and in good faith.

                  (c) The Indemnified Party and the Indemnifying Party shall in any case cooperate with each other to the fullest extent possible in regard to all matters relating to the Third Party Claim, including, without limitation, corrective actions required by applicable Law, assertion of defenses, the determination, mitigation, negotiation and settlement of all amounts, costs, actions, penalties, damages and the like related thereto, access to the books and records of the Seller Subsidiaries, and, if necessary, providing the party controlling the defense of the Third Party Claim and its counsel with any powers of attorney or other documents required to permit the party controlling the defense of the Third Party Claim and its counsel to act on behalf of the other party.

                  (d) Neither the Indemnified Party nor the Indemnifying Party shall settle any Third Party Claim without the consent of the other party, which consent shall not be unreasonably withheld; provided, however, that if such settlement involves the payment of money only and the release of the Third Party Claim and the Indemnified Party is completely indemnified therefore, and nonetheless refuses to consent to such settlement, the Indemnifying Party shall cease to be obligated for such Third Party Claim. Any compromise or settlement of the Third Party Claim under this Section 9.04 shall include as an unconditional term thereof the giving by the claimant in question to the Indemnifying Party and the Indemnified Party of a release of all liabilities in respect of such claims.

         Section 9.05 Limitations on Indemnification.

                  (a) Any claims for indemnification made by an Indemnified Party pursuant to this Article IX will be paid only to the extent that individual claims or series of related claims exceed (euro)30,000 and the aggregate amount of all such claims by such Indemnified Party exceeds (euro)5 million (the "Deductible"), at which point the Indemnifying Party shall be liable for the portion in excess of the Deductible. The aggregate liability of any Indemnifying Party (without duplication between Parent and Seller) under this Agreement shall not exceed an amount equal to 15% of the Purchase Price (the "Cap"), except for claims relating to breaches of the representations contained in Section 3.03, which shall have no such limitation. The limitations contained in this Section 9.05(a) will not apply to the indemnification undertaking set forth in Sections 9.01(a)(ii), (iii) and (v) and 9.02(a)(ii) and
(iii).

                  (b) Payments by an Indemnifying Party pursuant to this Article IX shall be limited to the amount of any Losses that remain after deducting:

                      (i) the amount of any Tax benefit actually realized by the Indemnified Party as a result of such Losses in the year such Losses are incurred, as conclusively determined and certified by such Indemnified Party's independent auditor, such determination to be conclusive in the absence of manifest error;

                      (ii) the amount of any insurance proceeds actually recovered by the Indemnified Party, using commercially reasonable efforts but without the necessity of litigation, from its insurer or insurers under any policy of insurance as a result of such Losses;

                      (iii) the amount of any indemnity, contribution or other similar payment actually recovered by the Indemnified Party, using commercially reasonable efforts but without the necessity of litigation, from any third party as a result of such Losses;

                      (iv) the amount of any reserve set forth in the December 31, 2002 Financial Statements specifically relating to such Losses, as such reserves are set forth in Section 9.05 of the Seller Disclosure Schedule; and

                      (v) the amount of any indemnity payment or reimbursement received by any of the counterparties to the litigations set forth in Sections
9.01 (a)(iv), (v) and (vi) to the extent it relates to acts, facts, events or circumstances related to the period prior to Closing Date.

                  (c) Notwithstanding anything to the contrary contained herein, if the Indemnifying Party indemnifies the Indemnified Party for a Loss for which the Indemnifying Party believes the Indemnified Party may be entitled to recover insurance proceeds or indemnity, contribution or similar payment from any third party but which the Indemnified Party was not able to so recover using commercially reasonable efforts, the Indemnifying Party shall be entitled, but shall not be obligated, to conduct and control in good faith, through counsel of its own choosing, any action on behalf of the Indemnified Party to recover such insurance proceeds or any indemnity, contribution or similar payment from any third party and the Indemnified Party shall, at the Indemnifying Party's sole cost and expense, cooperate with the Indemnifying Party in regard to all matters relating to such claim.

                  (d) No Indemnifying Party hereto shall be responsible or liable to any Indemnified Party for punitive, indirect or consequential damages (except if the Loss is a result of punitive, indirect or consequential damages awarded in a Third Party Claim).

          Section 9.06 Exclusivity of Indemnification. After the Closing Date, except as provided in Sections 3.28, 4.03, 5.08(e) and 11.13, indemnification under this Article IX shall be the sole remedy of the parties for any breach of any provision of this Agreement.

                                   ARTICLE X

                                   TAX MATTERS

Section 10.01 Tax Returns, Contests and Refunds.

                  (a) Seller shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns of each Seller Subsidiary for all Taxable periods of each Seller Subsidiary that end on or prior to the Closing Date. All such returns shall be prepared on a basis that is consistent with the manner in which Seller prepared or filed such Tax Returns for prior periods. Purchaser shall be responsible for preparing, or causing to be prepared, and filing all Tax Returns required to be filed by or on behalf of each Seller Subsidiary for Taxable periods ending after the Closing Date.

                  (b) After the Closing Date, Purchaser and Seller shall provide each other with reasonable cooperation in connection with the preparation of Tax Returns of the Seller Subsidiaries and shall make available to the other and to any taxing authority as reasonably requested, all information, records or documents relating to Tax liabilities or potential Tax liabilities of the Seller Subsidiaries for all periods that end prior to or on the Closing Date and shall preserve all such information, records and documents until the expiration of any statute of limitations or extensions thereof.

                  (c) Purchaser shall promptly notify Seller in writing upon receipt by Purchaser or any Seller Subsidiary of written notice of any pending or threatened Tax audits or assessments of any Seller Subsidiary with respect to Taxable periods ending on or prior to the Closing Date. If Seller so requests within 30 days after receipt of such notice, Purchaser shall contest, and shall not settle without the prior consent of Seller, which consent shall not be unreasonably withheld, and shall allow Seller to participate in, any claim arising as a result of any such audit; provided, however, that (i) Seller shall have agreed to pay Purchaser all reasonable costs and expenses incurred in connection with contesting such claim, (ii) if any contest of any such claim shall require the payment of the disputed Tax, Seller shall advance the amount of such Tax on an interest-free basis and at no after-Tax cost to Purchaser,
(iii) in the case of any Tax claim that can be contested separately from any Tax not indemnified by Seller under this Agreement (a "Severable Tax Claim"), Seller may, in its sole discretion, direct Purchaser to either pay the Tax claimed and sue for a refund or contest the claim in any permissible forum and (iv) without prejudice to the foregoing proviso that any settlement will require Seller's consent which shall not be unreasonably withheld, in the case of any Tax claim that is not a Severable Tax Claim, Purchaser may, in its sole discretion, either pay the Tax claimed (with funds advanced by Seller in accordance with the preceding clause (ii)) and sue for a refund or contest the claim in any permissible forum; provided, however, that, in the case of this clause (iv), if the potential Tax liability associated with such Tax claim is greater than the aggregate potential Tax liability associated with claims in respect of Taxes not indemnified by Seller under this Agreement, Purchaser and Seller shall jointly determine the proper forum for contesting such Tax claims.

          Section 10.02 Section 338 Election. Purchaser shall not make any election under Section 338 of the Code with respect to its purchase of the stock of FUI.

          Section 10.03 Tax Refunds. Any refund received by Parent or Seller for Taxes with respect to the Seller Subsidiaries for any Taxable period ending on or prior to the Closing Date, shall be for the account of Purchaser, and Parent or Seller shall promptly pay to Purchaser the amount of any such refund upon receipt thereof; provided, however, that if Parent or Seller is required to make a payment to indemnify Purchaser for a Loss pursuant to Article IX in any taxable year in which Parent or Seller receives such a refund, then Parent or Seller, as the case may be, shall be entitled to off-set the amount payable to Purchaser for such Loss with the refund due to Purchaser.

          Section 10.04 Changes to Tax Elections, Annual Tax Accounting Periods, etc.

                  (a) Without the prior written consent of Purchaser, Seller and the Seller Subsidiaries shall not, to the extent it may affect or relate to any Seller Subsidiary, make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax Asset, of any Seller Subsidiary.

                  (b) For purposes of this Agreement, "Tax Asset" shall mean any net operating loss, net capital loss, investment Tax credit or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes).

                                   ARTICLE XI

                               GENERAL PROVISIONS

          Section 11.01 Expenses. Purchaser, Parent and Seller will each pay all of its own costs and expenses incident to the negotiation and preparation of this Agreement and to the performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including, without limitation, the fees, expenses and disbursements of its counsel and accountants.

          Section 11.02 Survival. All representations and warranties contained in Articles III and IV of this Agreement shall survive the Closing Date for 18 months following the Closing Date except that (i) the representations and warranties made in Sections 3.08, 3.16 and 3.20 shall survive the Closing Date for five years following the Closing Date and (ii) the representations set forth in Sections 3.01, 3.02, 3.03 and 3.04(a) shall survive indefinitely (and in each case thereafter until resolved if a claim in respect thereof has been made prior to such date).

          Section 11.03 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to its choice of law rules).

          Section 11.04 Consent to Jurisdiction. Each of Parent, Seller and Purchaser hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at Law or equity, arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 11.04.

          Section 11.05 Notices. All notices or other communications, including service of process, required or permitted hereunder shall be in writing and shall be deemed given or delivered and received (a) when delivered, if delivered personally, (b) on the day received if delivered to a private courier service providing guaranteed documented overnight service, or (c) on the date received (or if such date is not a Business Day, then on the next Business Day) if transmitted by facsimile, in each case addressed as follows:

                  If to Purchaser, to:

                  Sport Brands International LLC
                  c/o Cerberus Capital Management, L.P.
                  450 Park Avenue, 28th Floor
                  New York, New York  10022
                  Attention:   Seth P. Plattus
                  Fax No.:  (212) 758-5305

                  and

                  Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, New York  10022
                  Attention:  Marc Weingarten, Esq.
                  Fax No.:  (212) 593-5955

                  and

                  Chiomenti Studio Legale
                  Via XXIV Maggio, 43
                  00187 Rome, Italy
                  Attention: Francesco Ago
                  Fax No.:  39-06-46622600


                  If to Parent:

                  Holding di Partecipazioni Industriali
                  Via Rizzoli 2
                  20132 Milano, Italy
                  Attention:  Mr. Maurizio Romiti
                  Fax No:  39-02-25865638

                  with a copy (which shall not constitute notice) to:

                  Patterson, Belknap, Webb & Tyler LLP
                  1133 Avenue of the Americas
                  New York, New York  10037
                  Attention:  Alan Gettner, Esq.
                  Fax No.:  (212) 336-2090

                  and

                  Giliberti e Associati
                  Via Visconti di Modrone 21
                  20122 Milano, Italy
                  Attention:  Carlo Pappalettera
                  Fax No.:  39-02-76028512

                  If to Seller, to:

                  Fila Holding S.p.A.
                  Viale Cesare Battisti 26
                  13900 Biella, Italy
                  Attention:  Mr. Marco Isaia
                  Fax No.:  39-015-3506672

                  with a copy (which shall not constitute notice) to:

                  Patterson, Belknap, Webb & Tyler LLP
                  1133 Avenue of the Americas
                  New York, New York  10037
                  Attention:  Alan Gettner, Esq.
                  Fax No.:  (212) 336-2090

                  and

                  Giliberti Associati
                  Via Visconti Di Modrone 21
                  20122 Milano, Italy
                  Attention:  Carlo Pappalettera
                  Fax No.:  39-02-76028512

or to such other address as the recipient party has specified by prior written notice to the sending party (which change of address notice will be deemed to have been given, delivered and received upon actual receipt thereof by the recipient party).

          Section 11.06 Successors and Assigns; Benefit.

                  (a) The rights of Purchaser, Parent and Seller under this Agreement shall not be assignable by any such party without the written consent of the other party, except that Purchaser may assign its rights under this Agreement to its Affiliates in accordance with Section 2.01(b) hereof.

                  (b) This Agreement shall inure to the benefit of and be enforceable by the parties hereto. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer any right, remedy or claim upon any Person, other than the parties and their respective and successive successors and proper assigns.

          Section 11.07 Entire Agreement; Amendments; Waiver.

                  (a) This Agreement and the Exhibits and Schedules referred to herein, the Documents, the Confidentiality Agreement and the letter agreements between the parties dated even date herewith contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all prior agreements, understandings or intents between or among any of the parties hereto with respect to such subject matter.

                  (b) No amendment, modification or waiver of this Agreement shall be binding or effective for any purpose unless it is made in a writing signed by the party against whom enforcement of such amendment, modification or waiver is sought. No course of dealing between the parties to this Agreement shall be deemed to modify, amend or discharge any provision or term of this Agreement. No delay by any party to this Agreement in the exercise of any of its rights or remedies shall operate as a waiver thereof, and no single or partial exercise by any party to this Agreement of any such right or remedy shall preclude any other or further exercise thereof. A waiver of any right or remedy on any one occasion shall not be construed as a bar to or waiver of any such right or remedy on any other occasion.

          Section 11.08 Interpretation. Article, titles and headings to Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The references herein to Sections, Exhibits and Schedules, unless otherwise indicated, are references to Sections of and Exhibits and Schedules to this Agreement. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

          Section 11.09 Severability. The parties agree that (a) the provisions of this Agreement shall be severable in the event that any of the provisions hereof is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, (b) such invalid, void or otherwise unenforceable provisions shall be automatically replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable and (c) the remaining provisions shall remain enforceable to the fullest extent permitted by Law.

          Section 11.10 Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of the other parties hereto.

          Section 11.11 Time. Time shall be of the essence in and for purposes of this Agreement.

          Section 11.12 Sales and Transfer Taxes. Purchaser shall pay and shall hold Seller harmless from and against all stock transfer Taxes, recording fees, stamp Taxes and other sales, transfer, Use, excise, purchase and similar Taxes, if any, imposed in connection with or as a result of the acquisition of the Seller Subsidiaries by Purchaser or the transactions contemplated by this Agreement.

          Section 11.13 Remedies; Specific Performance. The parties hereto acknowledge that money damages would not be an adequate remedy at Law if any party fails to perform in any material respect any of its obligations hereunder and accordingly agree that each party, in addition to any other remedy to which it may be entitled at Law, in equity or, after the Closing, as provided in
Article IX, shall be entitled to seek to compel specific performance of the obligations of any other party under this Agreement, without the posting of any bond, in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at Law. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

                [The next following page is the signature page.]

                  IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

                                            SELLER:


                                            FILA HOLDING, S.P.A.


                                            By:
                                               ---------------------------------
                                                Name:
                                                Title:


                                            PARENT:


                                            HOLDING DI PARTECIPAZIONI
                                               INDUSTRIALI S.P.A.


                                            By: /s/ Maurizio Romiti
                                               ---------------------------------
                                                 Name:  Maurizio Romiti
                                                 Title:  CEO

                                   PURCHASER:

                                            SPORTS BRANDS INTERNATIONAL LLC


                                            By:   /s/ Lenard Tessler
                                                  ------------------------------
                                                 Name: Lenard Tessler
                                                 Title:  Managing Director

Prior to the Closing Date, the undersigned hereby agrees to be jointly and severally liable for all obligations of Seller and Parent hereunder.

FILA U.S.A Inc.

By: /s/ Jonathan Epstein
    --------------------------
    Name:  Jonathan Epstein
    Title: President and CEO

                                    EXHIBIT A

                       PERMITTED REAL ESTATE ENCUMBRANCES


                  1. Zoning and building regulations, ordinances, and requirements adopted by any governmental or municipal authority having jurisdiction thereof, and amendments and additions thereto now in force and effect, which relate to the Seller Subsidiary Properties, and are not violated by the current use thereof.

                  2. Any state of facts a survey of the Seller Subsidiary Properties would show, provided such additional state of facts does not render title to the Seller Subsidiary Properties unmarketable.

                  3. Rights of tenants as set forth in the Realty Leases (as defined in Section 3.07(c)).

                  4. Encroachments of improvements on adjoining properties upon the Seller Subsidiary Properties and encroachments of improvements on the Seller Subsidiary Properties upon adjoining properties and streets, provided that same in each case will not materially interfere with the current use of the Seller Subsidiary Properties, not result in the forced removal of the improvements located thereon, and minor variations between tax lot lines and lines of record title.

                  5. Rights of utility companies to lay, maintain and repair pipes, lines, conduits, cable boxes and other installations on, under and across the Seller Subsidiary Properties and any rights, easements and licenses in favor of, or agreements with, any public utility company, including but not limited to gas, electricity, telephone, telegraph and cable television services and private sewer agreements, if any, provided that same in each case will not materially interfere with the current use of the Seller Subsidiary Properties, and will not result in the forced removal of the improvements located thereon.

                  6. Any agreements, financing statements, chattel mortgages, liens or encumbrances entered into by, or arising from, the acts of any permitted third-party tenant of the Seller Subsidiary Properties to the extent same effect solely the personal property and trade fixtures of such third-party tenants located thereon, or, if same affect fixtures (other than trade fixtures of such tenants), to the extent such matters are subordinate to any mortgage financing placed on the Seller Subsidiary Properties by Purchaser.

                  7. Covenants, agreements, licenses, easements and restrictions of record, if any, to the extent not otherwise described in this Exhibit A, provided that the same do not prohibit the present use of the Seller Subsidiary Properties and the same are not presently violated.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 10, 2003

                                                  FILA HOLDING S.p.A.


                                                  By:  /s/ Marco Isaia
                                                       ---------------
                                                       Marco Isaia
                                                       Chief Executive Officer